"PRELIMINARY OFFERING CIRCULAR
June 7, 2012

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A



12027047

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

myTeamSuite, LLC
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

858 W. Erie Street, Chicago, IL 60642, 1-888-901-[illegible]
(Address, including zip code, and telephone number including area code of issuer's principal executive office)

CSC Services of Nevada, Inc., 2215-B Renaissance Drive, Las Vegas, NV 89119
(Name, address, including zip code, and telephone number including area code, of agent for service)

7379	45-5152588
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Full Name	Business Address	Residential Address
1 Joseph W. Bernard	858 W. Erie Street, Unit 3W Chicago, IL 60642	858 W. Erie Street, Unit 3W Chicago, IL 60642
2 Kevin A. Bernard	43913 Championship Place Ashburn, VA 20147	43913 Championship Place Ashburn, VA 20147

(b) the issuer's officers;

Full Name	Title	Business Address	Residential Address
Joseph W. Bernard	Chief Executive Officer	858 W. Erie Street, Unit 3W Chicago, IL 60642	858 W. Erie Street, Unit 3W Chicago, IL 60642
TBD	Chief Operating Officer	N/A	N/A
TBD	Chief Financial Officer	N/A	N/A

(c) the issuer's general partners;

Not Applicable - MyTeamSuite, LLC is a member-managed Limited Liability Company

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Full Name	Business Address	Residential Address
Joseph W. Bernard	858 W. Erie Street, Unit 3W Chicago, IL 60642	858 W. Erie Street, Unit 3W Chicago, IL 60642
Kevin A. Bernard	43913 Championship Place Ashburn, VA 20147	43913 Championship Place Ashburn, VA 20147
Employee Unit Pool	858 W. Erie Street, Unit 3W Chicago, IL 60642	N/A

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Full Name	Business Address	Residential Address
Lilah Jones-Bernard	N/A	858 W. Erie Street, Unit 3W Chicago, IL 60642
Nixola D. Corbitt-Bernard	N/A	43913 Championship Place Ashburn, VA 20147

(f) promoters of the issuer;

1. None.

(g) affiliates of the issuer;

1. None.

(h) counsel to the issuer with respect to the proposed offering;

1. None

(i) each underwriter with respect to the proposed offering;

1. None

(j) the underwriter's directors;

1. None

(k) the underwriter's officers;

1. None

(l) the underwriter's general partners; and

1. None

(m) counsel to the underwriter.

1. None

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

1. We are not aware of any party identified in response to Item 1 that is subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

1. Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

1. No portion of the offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

1. Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

1. All states and jurisdictions in the United States of America.

   i. Under Sec. 402(b) of the Jumpstart Our Business Startups, ("JOBS"), Act signed into law on April 12, 2012, equity securities issued under a "Regulation A" exemption are Covered Securities for purposes of the National Securities Markets Improvement Act of 1996 ("NSMIA"). Thus the issuer does not intend to register the offering in the jurisdictions in which the offerings will be made.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

   a. myTeamSuite, LLC

(2) the title and amount of securities issued;

Title of Securities	Amount of Securities
Governance Units	8,571,429
Financial Units	8,071,429* *(Financial Units of Employee Pool not Issued)
Preferred Units	None

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Title of Securities	Aggregate Offering Price	Unit Price	Amount of Securities	Basis for computing consideration
Governance Units	$78,757	$0.0115	6,821,429	Software development project cost incurred by founder including accrued salary of $75,000.
Governance Units	$12,500	$0.0100	1,250,000	One hundred and twenty (120) hours of consulting services at $100 per hour.
Governance Units	$0	$0.0000	500,000	Units were contributed to Employee Unit Pool

(4) the names and identities of the persons to whom the securities were issued.

Full Name	Title of Securities	Amount of Securities
Joseph W. Bernard Chief Executive Officer and Founder	Governance Units	6,821,429
Kevin A. Bernard, Manager/Consultant	Governance Units	1,250,000
Employee Unit Pool	Governance Units	500,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

(1) The issuer has only issued shares to the founder of the issuer and the consultant/promoter listed subsection (a)(4) above and thus no exemption is required for a private offering under Section 4(2) of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

(1) The issuer is not currently engaged in another offering and is not contemplating doing so in the foreseeable future.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

a. No marketing arrangements of any kind are known to the issuer at the time of this filing.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

a. To the issuer's knowledge, no underwriter intends to confirm any sales of the issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

1. No expert has been named in the offering and it is anticipated that all experts shall be independent of the issuer.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

1. No solicitation of interest documents have been published by the issuer as of the date of this filing.

PART II— OFFERING CIRCULAR

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

Management has prepared of potential future economic performance based on the "Summary of Significant Assumptions" contained in the projections at Exhibit 7.1.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

COVER PAGE

MyTeamSuite, LLC

(Exact name of Company as set forth in Charter)

Type of securities offered Governance Units (including equal number of Financial Units)

Maximum number of securities offered: Two Hundred (200) A-Units of 7,143 Governance Units and Warrants for an Additional 7,143 Governance Units, or; Four Hundred (400) B-Units of 3,571 Governance Units, or; Two Thousand (2,000) C-Units of 714 Governance Units

Minimum number of securities offered: Fifty (50) A-Units of 10,000 Governance Units and Warrants for an Additional 7,143 Governance Units, or; One Hundred (100) B-Units of 3,571 Governance Units, or; Five Hundred (500) C-Units of 714 Governance Units

Price per security: $10,000 – A Units

$ 5,000 – B-Units

$ 1,000 – C-Units

Total proceeds: If maximum sold: $2,000,000 If minimum sold: $500,000

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [X] Yes [ ] No

If yes, what percent is commission of price to public? 7 %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [X] Yes [ ] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS

AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

Under Sec. 402(b) of the Jumpstart Our Business Startups, ("JOBS"), Act signed into law on April 12, 2012, equity securities issued under a "Regulation A" exemption are Covered Securities for purposes of the National Securities Markets Improvement Act of 1996 ("NSMIA"). Thus the issuer does not intend to register the offering in the jurisdictions in which the offerings will be made.

State	*State File No.*	*Effective Date*
Not Applicable		

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ___TBD____ pages.

THE COMPANY

1. Exact corporate name: myTeamSuite, LLC

   State and date of incorporation: Nevada, February 8, 2012

   Street address of principal office: 858 W. Erie Street, Chicago, IL 60642

   Company Telephone Number: (888)-901-9806

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Joseph W. Bernard

   Telephone Number (if different from above): ( ) Same as above

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) The issuer has no operating history and its products have not been proven in the marketplace.

The Company has not sold any subscription units of its software-as-service offering as of the date of this offering and a market for its products may never develop. The majority of any proceeds that may be obtained from this offering will be expended to market our products. It is uncertain whether we will be successful in our efforts to develop such a market.

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(2) The issuer is heavily dependent on the business development and sales force management skills of its founder which could be loss.

The CEO and founder of the Company, Joseph W. Bernard, is the architect of the Company's plans to implement a sales and marketing plan. If his sales and channel distribution knowledge are loss to the organization there is no guarantee that it could be replaced in a timely fashion or at all. Such a loss could significantly impair the Company's ability to implement its business plan and become profitable.

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(3) The issuer's management may not be able to execute its marketing and sales plans and thus not generate any sales of the issuer's products.

We do not anticipate that we will realize significant revenues from our product unless our sales and marketing efforts are "rolled out" over the timeframe outlined in the milestones section below. However, significant revenue may still not be realized even if the sales and marketing plan is successfully implemented.

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(4) The issuer may need financing beyond the amounts it seeks to raise in this offering and thus not be able to continue as a going concern.

We expect to implement an aggressive sales and marketing plan which will use approximately $872,000 of operating cash with the first six months of operations. If we are unable to generate and collect sales proceeds in excess of planned expenditures within the seventh month of full scale operations we will unlikely be able to continue as a going concern.

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(5) myTeamSuite™ CRM market strategy (pricing, team instance, positioning) is duplicated by the leading CRM SaaS providers

The Company believes it has priced its software-as-service product offering to competitively position it as the product of choice for businesses seeking to roll out CRM capabilities across its entire sales force. Competitors may change the pricing of their product offerings and eliminate management's perceived competitive advantage.

(6) The issuer may not be able to protect its intellectual property rights and proprietary information which would adversely affect it business

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(7) The market for cloud-based applications may develop more slowly than we expect.

Our success will depend, to a large extent, on the willingness of medium-sized businesses to accept cloud-based services for applications that they view as critical to the success of their business. Many companies have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to a different application or to migrate these applications to cloud-based services. Other factors that may affect market acceptance of our application include:

- the security capabilities, reliability and availability of cloud-based services;
- customer concerns with entrusting a third party to store and manage their data, especially confidential or sensitive data;
- our ability to minimize the time and resources required to implement our suite;
- our ability to maintain high levels of customer satisfaction;
- our ability to implement upgrades and other changes to our software without disrupting our service;
- the level of customization or configuration we offer;
- our ability to provide rapid response time during periods of intense activity on customer websites; and
- the price, performance and availability of competing products and services.

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(8) Potential hosting provider service disruptions.

From time to time internet and server hosting companies experience service slowdowns and shutdown resulting from either internet bottlenecks or because physical server devices do not have enough bandwidth to service user request in a timely and efficient manner. Generally, these disruptions are treated as normal performance barriers that users have adjusted to and expect to a limited extent. However, more severe service disruption can take place and have a devastating impact on SaaS providers. Customers may view the platform as unstable and thus not trustworthy enough to place vital company systems online. Disruptions may also have the impact of slowing down the rate that potential customer subscribe to SaaS services. Failure to bring a platform back online in a timely manner could lead to the loss of a significant number of subscribers or slow down the receipt of accounts receivables.

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(9) The legal environment that supports the use of open source software in SaaS product offerings is substantially altered as to impact the viability of the enterprise. The following is a summary of management's understanding of the current legal environment affecting open source software products and the risks associated with that understanding:

The GPL, the GNU General Public License, is a means of implementing a concept called **Copyleft**. Copyleft attempts to negate copyright for the purposes of collaborative software development. When an author releases a piece of code under the GPL license, she is granting recipients of the source code the following rights:

- Anyone can use the code anywhere, in any situation;
- Anyone can redistribute the code to anyone else, as long as the source code is included and the distribution license remains the GPL;
- Anyone can create a derivative work of the code and redistribute it, as long as the resulting source code is also made available at redistribution time, and as long as the resulting source code is licensed under the terms of the GPL.

However, several SaaS companies have been able to avoid the compulsion of redistributing software modifications by making the software available only as a service through subscription. They are essentially, asking customers to pay for hosting, provisioning, maintenance, consulting and training services. SugarCRM is the most notable example of a CRM vendor those product is built on open source code enhanced with significant modifications. Although, GNU and others have contemplated taking legal action against SugarCRM, the fact that SugarCRM does not make it's code base available in any form other than as a services has all but eliminated these attempts.

The legal environment for GNU and GPL software could change and adversely affect the Company's business model by reducing or possibly eliminating subscription fees.

(10) A deep economic recession exceeding current forecast could cause market conditions to be unable to support the introduction of new CRM products.

(11) Competition in the Software as a Service (SaaS) CRM market preclude our products from gaining market share.

The market for our offering is highly competitive, rapidly evolving and fragmented, and subject to changing technology, frequent introductions of new products and services, and as we have seen recently, consolidation. Many prospective customers have invested substantial personnel and financial resources to implement and integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an enterprise cloud computing application service. Additionally, third party developers may be reluctant to build application services on our platform since they have invested in other competing technology platforms.

We compete primarily with vendors of packaged business software and companies offering cloud computing CRM applications. We also compete with internally developed applications and face, or expect to face, competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers' current infrastructure or as hosted services. Our current principal competitors include:

- enterprise software application vendors;
- cloud computing CRM application service providers;
- traditional platform development environment companies; and
- cloud computing development platform companies.

We believe that as enterprise software application and platform vendors shift more of their focus to cloud computing, they will be a greater competitive threat.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by
management. In reviewing this Offering Circular potential investors should keep in mind other possible risks
that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

myTeamSuite, LLC is a provider of Customer Relationship Management (CRM) software as a service (SaaS) provisioned from a cloud portal. Our solution has several major components, which are:

- Sales Management – this includes account, contact, lead, sales opportunity management and sales forecast and quota management
- Marketing Management – this includes marketing campaign creation and management, lead distribution and tracking, social media contact management and business analytics
- Product Management – this includes creating and maintaining product inventories, product sheets, quote, sales order and invoicing capabilities, product GL account mapping, and product movement analytics
- Service and Support – includes the ability to create and manage customer service contracts and service levels agreements, issuance and management of trouble tickets, internal and external knowledge repositories (FAQ), and service and support analytics
- Dashboards and Comprehensive Analytics – the solutions allows users to create customized home page analytics that can be used to display data tables, charts and miscellaneous dash-lets (weather and news dash-lets)

The solution can be purchased in several team configurations with a minimum of 10 users to start a subscription. The solution is sold to accelerate the adoption of large-scale CRM deployments. The pricing models as they exist today are experimental and may be adjusted as we gain more information from our market interactions. The solution is delivered in two parts: 1) - a complete instance of the solution is copied to a customer URL to provide a functioning system and 2) – the customer is required to complete a CRM Implementation Survey that collects all of the information required to perform a standard customized deployment 3) - an installation technician imports data and performs standard customizations to the solution based upon the CRM Implementation Survey

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Our solution has been designed to be successfully launched and utilized from Internet Explorer 7/8, Opera, Firefox, Safari and Chrome. Our solutions reside on the cloud in a hosted environment and function effectively on shared server technology. The core CRM product has been derived from an open source CRM solution. This platform was selected because it has a rich feature base and a large base of current users. The user interface (UI) has been redesigned according to enterprise standards consistent with leading CRM product offerings. The core graphic objects have been updated along with new graphics and the graphical rendering engine has been replaced. We intend to make further enhancements to the UI and chart analytics to ensure that we offer a state-of-the-art CRM solution that can appeal to any buyer evaluating solutions from the current mainstream players. We have made two key additions to the core functionality that creates another major distinction from the core open source product and competitive solutions. Sales forecasting and quota management is a built-in feature to the core sales management module. Additionally, we are currently planning on integrating social media into the contacts and account modules. This is a trend that is in its earlier stages of development – if successful, this is expected to position us as one of the earlier adopters of the social enterprise narrative. The software development activities have been completed by software contractors located in South Asia. Additionally, we have used software development services from a domestic services brokerage service (odesk) to obtain some service capabilities. The solution is currently market ready although the social media components are still in testing. However, the service can be sold today without these additions.
The core application is programmed in PHP version 5.2. Supplemental application

development has been preformed using HTML5 and AJAX. The solution resides on a MySQL database and is hosted in a Rackspace data center. Rackspace provides our customers with a secure, scalable and redundant environment that is expected ensure maximum uptime and performance. Most of the core modules are developed using PHP and some HTML5. Most of the new applications presented in our solution roadmap are being programmed in AJAX and is expected to continue to leverage the MySQL database platform. MySQL has proven to be a very stable and scalable platform. Twitter is a very prominent user of MySQL, storing as many as 250 million tweets per day on this platform.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

International Data Corporation (IDC) **Projects One Third of all Software Delivered from the Cloud** According to research and analyst firm IDC, the Software as a Service (SaaS) market achieved worldwide revenues of $13.1 billion in 2009. IDC predicts the SaaS market to reach $40.5 billion by 2014, representing a compound annual growth rate of 25.3%. By 2014, approximately 34% of all new business software purchases are expected to be procured via SaaS and SaaS delivery is expected to constitute about 14.5% of worldwide software spending across all primary markets. IDC also indicates that "business applications are expected to account for just over half of the market revenue." The rest of the market growth is expected to occur on cloud platforms. TechNavio's analysts forecast the Global SaaS-based CRM Software market to grow at a CAGR of 13.5 percent over the period 2011–2014. One of the key factors contributing to this market growth is the increasing focus of many organizations on customer centricity and customer experience management. The Global SaaS-based CRM Software market has also been witnessing varied adoption of SaaS in CRM market sub-segments. According to Sharon Mertz, research director at Gartner, "The sustained performance of major on-demand solutions providers is driving the growth in the SaaS segment ... As businesses refresh existing sales force automation systems to align with their renewed drive for business and revenue growth, we expect this to push sales software to become the largest CRM sub segment by 2012."
With the exception of the enterprise market for on-premise software, which is dominated by SAP and Oracle, the remaining CRM software industry is again fragmented - and this puts the CRM software buyer back in a position of choosing among several credible alternatives. There are several impressive solutions available from reliable vendors and each vendor is forced to provide powerful and focused CRM business software systems at a competitive price and coupled with strong customer support in order to survive.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Sales and Marketing Methodology

The CRM market is well established and although well populated with various players is expected to grow and allow niche players to emerge (See Industry background and Forecast). We plan to establish our niche with sales forecasting and compensation management and other value-added components. However, our success will be significantly adversely impacted if we are not able to execute a very structured and disciplined sales process. We believe failing to implement and execute an effective sales process will likely result in the Company's insolvency.

Overview

Our success will be heavily dependent upon the tight coupling of the efforts of our marketing and sales teams. The structure is expected to consist of the following functions:

- **Marketing** – responsibilities involve targeted lead generation, lead qualification (via surveys, statistical verification, response filters, telemarketing and other lead validation techniques).
- **Inside Sales** – responsibilities consists of the timely communications with newly generated leads for team instance opportunities of 1-10 and 1-30 users. The goal is to determine the requirements, selection criteria, budget and timelines for SaaS deployment. They are planning to use customer specifications when they exist or provide our own in cases where they do not.
- **Outside Sales** – responsibilities consist of establishing communications with prospects for solutions of 1-100 and unlimited user SaaS subscriptions. This team will be expected to engage with the prospect for periods of 60-90 days and occasionally longer.

Leads and opportunities are expected to be managed in both a linear and cyclical method depending upon how they progress through the various sales stages. Leads that have been properly qualified and distributed to the sales team are expected to proceed in a linear fashion through the sales cycle. Leads that either have not been properly qualified or where prospects requirements have changed in progress are expected to experience a cyclical process. Prospects matching these criteria are expected to both be reclassified and redistributed, reside within marketing for prospect nurturing or fallout of our active sales and marketing campaigning.

Sales and Marketing Metrics

The myTeamSuite™ sales force are expected to operate on tightly defined and managed metrics. These metrics will be based upon the better industry practices known by management before the start of operations and what is learned after operations begin.

Our sales force metrics are expected to consists of:

1. Minimum number of weekly prospect contacts
2. The movement of prospects through the defined sales cycle.
3. Qualitative assessment of the movement of sales activities from one stage to the next.

Metrics will extend to the marketing organization as well. Marketing is expected to be managed by several factors:

1. The number of leads generated via the various media modalities used
2. The target accuracy of leads generated or lead fitness
3. The accuracy of lead qualification in terms of readiness to buy, timeline and solution interest (measure quality of Adwords, Ads and other campaign vehicles)

4. The effectiveness of prospect nurturing programs to reverse partially qualified leads and turn them into prospects ready and willing to go through our streamlined sales process

The behavior that our metrics are meant to instill are expected to be reinforced through training, close monitoring, and live and virtual coaching from leadership to ensure that "learning-to-action" gaps are reduced as much as possible. Once the metrics and their relationship to performance is firmly established a strict performance management routine will be followed in the sales and marketing organizations.

During the early stages of our sales and marketing efforts it is likely that our initial or early customers may represent a major portion (20% or more) of our actual or anticipated sales volume for the initial period of operations. There is no way to reasonably determine the extent or length of time for which this condition may exist.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $N/A________
(a recent date)

As of ____/____/____ $N/A________
(a recent date)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Not applicable - The Company has no backlog of written firm orders and does not have any operating history at the time of this filing.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Currently the company has one (1) employee, Joseph W. Bernard, CEO and founder. We anticipate having 29 employees by the end of our first 12 months of funded operations. The planned personnel are allocated to the following departments and teams:

Executive and Management Personnel	3
Operations and Subscription Support	5
Sales and Marketing Personnel	21
Total Expected Employees in first 12 months	29

All workers are expected to be either exempt salaried employees or independent contractors under a retainer confidential non-compete contractual relationship.

A bonus plan has been established to reward employees for achieving certain performance goals. A copy of the bonus plan can be found at Exhibit 5.1.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

> The primary property owned by myTeamSuite is the SaaS CRM solution along with the value-added components (sales forecasting and quota management, social media integration (currently being tested), user-interface, and graphics modifications and enhancements) which make-up the core product to be sold by the company. The name myTeamSuite™ is a registered trademark processed in the state of Illinois. The trademark must be renewed every 3 years.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

> The Company has executed a non-compete agreements with of the independent contractors that modified or customized code on behalf of myTeamSuite, LLC

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

> The Company is unaware of any material regulations specific to the SaaS industry that would adversely affect the issuer. However, state and local governments are currently examining the business practices of SaaS entities to determine if its activities touch-upon the state for sales tax purposes. This could result in significant sales tax (or other state and local taxes) liabilities and or additional administrative cost to comply with any current or newly imposed collection obligation procedures.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

> The Company does not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

- The Company was organized on February 8, 2012 and its primary business property, as described in Subsection 3 under "Business and Properties", was contributed to the Company in exchange for a majority ownership interest.
- No pending or anticipated mergers, acquisitions, spin-offs or recapitalizations exist or are expected to exist during the offering period.
- The Company has not recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering.

(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Phase I			
(1)	Recruit and Hire Key Management Personnel	CEO expects to initially hire General/Marketing Manager who will be responsible for subsequent hires subsequent first Marketing and Human Resources Specialist	1 month
(2)	Develop Employee Operating Guides	Develop employee guidelines Develop sales guidelines	1 month
(3)	Sales Training and Evaluation	Company orientation class Product Training class Sales Training class Training Test and Graduation	1 month
(4)	Implement Marketing Tactics	Develop Adwords strategy Create and deploy trial Adwords campaigns Create custom landing pages Monitor and analyze Adwords campaign results Deploy modified Adwords results an make final adjustments Launch formal Adwords campaign	1 month
Phase II			
(5)	Recruit and Hire Key Sales and Marketing Personnel	Hire - Outside sales team Hire - Additional marketing specialists Hire - CRM Consultant Hire - Second deployment specialist	2 months
(6)	1st Revenue Milestone Review	Sales-to-date and forecast review Review top 10 success stories Review top 10 missed opportunities Review top 50 opportunities forecasted for next period Create revised sales plans and forecast	
Phase III			
(7)	Achieve receipts over disbursements breakeven	Reach sales volume sufficient enough for receipts from operations exceeds disbursements from operations (positive cash flow).	Month 7 (Month 7 is based on a full implementation of our sales and marketing plan and obtaining the maximum amount of this offering)

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

1. Recruit and Hire Key Management Personnel:

   Hiring the General/Marketing Manager (GM) is a strategic goal of the Company because it will permit the Chief Executive Officer to focus on other critical business objectives. However, if the General/Marketing Manager is not hired the CEO is ready to take on the day-to-day duties of the GM and complete the hiring of the Human Resources Specialist

2. Develop Employee Operating Guides - Develop employee guidelines Develop sales guidelines:

   Developing the employee and sales guidelines will put the Company in a position to rapidly hire a sales and marketing staff and begin to implement the sales and marketing program. While it is a better practice to have these two policy documents in place prior to hiring staff, it is still possible to begin hiring personnel without completing these items.

3. Sales Training and Evaluation – The sales training and evaluation program is a critical milestone for the Company. It is important that we hire at least two (2) inside and one (1) outside sales persons by the end of the first month of operations in order to initiate our sales and marketing plan. However, if we are unable to find suitable personnel to implement to staff our plan it impact on liquidity can be mitigated by curtailing other marketing expenditures until a sales and marketing function can be established.

4. Implement Marketing Tactics – Implementing an aggressive and successful marketing function within the Company is a critical milestone for our success. In order for the sales team to me its quotas and our sales projections sufficient interest in our product must be generated in the marketplace. Failure to launch a successful marketing campaign would likely result in the inability to continue as a going concern.

5. Recruit and Hire Key Sales and Marketing Personnel –

   Hire - Outside sales team – Failure to hire the outside sales team will mean the General Manager/Marketing Director and the CEO will be responsible to for executing the duties of the outside sales team until they are hired. If this should continue for longer than 60-90 days we would have to review our compensation structure to hire more people. This may impact the timing of sales realization and potentially reduce cash flow.

   Hire - Additional marketing specialists – Failure to hire the additional marketing specialists may reduce the number of qualified leads for our sales personnel to pursue which could impact realization of sales and potentially reduce cash flows.

   Hire - CRM Consultant – Failure to hire a CRM consultant may impact our ability of sale our products effectively to larger customers (Over 100 user licenses) due to the inability to deploy more complex customized implementations. This could hurt our competition with competitors and possible reduce cash flow.

   Hire - Second deployment specialist - Failure to hire a second deployment specialist may impact our ability of sale our products effectively to larger customers (Over 100 user licenses) due to the inability to deploy more complex customized implementations. This could hurt our competition with competitors and possible reduce cash flow

6. Frist Revenue Milestone Review

The 1st Revenue Milestone Review is a monitoring control to identify the sales and marketing teams progress on meeting our sales quotas. These meetings are an integral part of establishing a strong sales culture and developing an effective sales and marketing organization. Failure develop an effective sales and marketing organization within the Company would adversely impact our ability to generate revenue and would have a significant negative impact on our cash flows.

7. Achieve receipts over disbursements breakeven - Management believes the most critical milestone for the Company to achieve is milestone seven (7)," Achieve receipts over disbursements breakeven". If that milestone is not achieved the Company will likely not be able to continue as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ N/A ($ N/A* per share)

   *The Company has been in existence, without any predecessors since February 8, 2012. Thus it has no operating history.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \frac{\text{Not Applicable*}}{\text{(price/earnings multiple)}}$$

   *The issuer has no business history and thus profits upon which to base a price / earnings multiple

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ N/A ($ N/A per share) – Not Applicable*

   *The issuer is a start-up business and has no tangible assets upon which to base a tangible book value per share calculation. If the offering is successful the issuer would not anticipate a material increase in net tangible book value as most of the proceeds will be used for operating expenses incurred to launch its marketing plan and general operating and administrative expenses.

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The offering price is not based on the net tangible book value of the Company's total assets. Rather Management has based the price of the stock on its estimation of the Company's pre-money valuation using a weighted average valuation of three popular valuation methods according to the Angel Capital Education Foundation handbook "Valuation of Early Stage Companies". Also, the price was greatly influenced by amount of capital needed to initiate the sales and marketing plans for the Company's software as a service product offering. The company's primary assets are its intellectual property (primarily software code, trade names and service marks).

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale or Issuance	Nature and Amount of Securities Sold or Issued	Number of persons to whom they were sold or issued	Relationship of such persons to the Company at the time of sale or issuance	Price at which the securities were sold or issued	Description of non-cash consideration, if any
February 8, 2012	Governance Units 6,321,429	One (1)	Founder	$0.115	Software Project Development Costs
April 30, 2012	Governance Units 1,250,000	One (1)	Consultant	$0.01	Consulting Services

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 14.286%
If the minimum is sold: 4.000%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $14,000,000*
If the minimum is sold: $12,500,000*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: _None, as only options are assumed exercised. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $1,250,000.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

		If Minimum Sold Amount %		If Maximum Sold Amount %
Total Proceeds	$	500,000	$	2,000,000
		100%		100%
Less: Offering Expenses				
Commissions & Finders Fees		35,000		140,000
Legal & Accounting		0		0
Copying & Advertising		1,000		1,000
Net Proceeds from Offering		464,000		1,859,000
Use of net Proceeds				
Marketing and Advertising		145,000		492,500
Executive Salary and benefits		234,000		234,000
Working Capital		85,000		1,132,500
Total Use of Net Proceeds	$	464,000	$	1,859,000
		100%		100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listing in order of priority.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds, either contingent or otherwise, are expected from any other sources to be used in conjunction with the net proceeds of this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the net proceeds will be used to discharge any indebtedness other than expenses incurred directly in connection with the issuance of this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None of the net proceeds is expected to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the net proceeds is expected to be used to reimburse any officer, director, employee or member (stockholder) for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The issuer is a start-up development stage enterprise and has not engaged in any significant business activity. At the time of this filing the issuer has not executed any significant contracts, notes, loans, leases, financing arrangements, or other indebtedness or agreements that would create trade payables, notes payable, lease obligations, etc. other than expenses incurred directly in connection with the issuance of this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

12 Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company obtains the maximum proceeds from this offering and fully implements its planned sales and marketing initiative without generating any sales proceeds it would fully utilize its cash within five (5) months of operations.

If the Company obtains the minimum proceeds from this offering and a scaled down sales and marketing plan were implemented the Company would likely also fully utilize its cash within five (5) months of operations.

If the Company obtains the maximum or minimum proceeds from this offering and implements its planned or scaled down sales and marketing plan and does generate the sales it has projected, then the Company will not need to obtain additional cash within the next twelve (12) months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: 05/31/12 (date)	Amount Outstanding As Adjusted Minimum	Amount Outstanding As Adjusted Maximum
Debt:			
Short-term debt (average interest rate ___%)	$ -	$ -	$ -
Long-term debt (average interest rate ___%)	$ -	$ -	$ -
Total debt	$ -	$ -	$ -
Members Capital:			
Governance Units —stated value	$ 91,258	$ 591,258	$ 2,091,258
Additional paid in capital	$	$	$
Accumulated earnings (deficit)	$ (149,206)	$ (149,206)	$ (149,206)
Total members equity (deficit)	$ (57,948)	$ 442,052	$ 1,942,052
Total Capitalization	$ (57,948)	$ 442,052	$ 1,942,052

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
There is no limitation on the number of Preferred Units that can be issued	The Preferred Units do not have a par value. The stated value will be determined by the proceeds received for the units.	$ The price for preferred shares will be determined at or about the time of issuance.

Number of common shares authorized: N/A* shares. Par or stated value per share, if any: $ N/A*

*The Company is organized as a limited liability company (LLC) and is not limited regarding the number of units it can issue. The Company does not assign a par value to its governance units which are stated at the value of the members' capital accounts as adjusted.

Number of governance units reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 500,000* shares.

*The Company has issued 500,000 units to an Employee Unit Pool to be distributed as incentive compensation to employees who remain loyal to the Company and meet predetermined performance goals.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

- [ ] Common Stock
- [ ] Preferred or Preference Stock
- [ ] Notes or Debentures
- [ ] Units of two or more types of securities composed of: ______________________
- [X] Other: Governance Units (Always issued with an equal number of Financial Units)

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):______________________

Explain:

The complete Operating Agreement is included in the Exhibits as Item 3.1. The follow paragraphs explain the rights and characteristics of the securities offered and are excerpts of the Company's Operating Agreement taken from Articles V and VI of that document:

SECTION 5.01. Membership, Governance Units, Preferred Units, and Financial Units.

(a) Ownership rights in the Company are reflected in Governance Units, Preferred Units, and Financial Units, as recorded in the Required Records. A Member's ownership interest will necessarily consist of at least one Governance Unit and may include one or more Financial Units. A person who owns only Financial Units is not a Member.

(b) On matters subject to a vote of the Members, each Governance Unit has one vote. Subject to Sections 5.01(e), 6.08(c) and 6.05(a), each Financial Unit has equal rights with every other Financial Unit with respect to sharing of profits and losses and with respect to distributions.

(c) Governance Units are transferable only as provided in Section 12.02. Financial Units are transferable only as provided in Section 12.01. The Company will recognize any assignment of financial rights only when the assignment is in the form of the assignment of a Capital Interest or of one or more Financial Units, and only to the extent the assignment complied with Section 12.01.

(d) The Company will not issue any certificates of units, but will at the written request of a Member or the owner of Financial Units provide certified statements of Units owned, stating the number of Governance Units, Preferred Units and Financial Units owned by the requestor as of the date the statement is provided.

(e) The Preferred Units shall vote together with the Governance Units on an as-converted basis, and not as a separate class, except (i) so long as an equivalent 33% units of Preferred Units are outstanding, the Preferred Units as a class shall be entitled to elect one (1) members of the Management Committee (the "Preferred Manager"), and (ii) as required by law. The Company's Articles of Organization will provide that the number of authorized Governance units may be increased or decreased with the approval of a majority of the Preferred Units and Governance Units, voting together as a single class, and without a separate class vote by the Governance Units.

SECTION 6.01. Allocation of Profits and Losses.

(a) Except as stated in Section 6.01(c), profits and losses are allocated each fiscal year according to the number of Financial Units owned, as reflected in the Required Records.

(b) For any Financial Unit not owned by the same person for the entire fiscal year, the allocation will be prorated.

(c) The Series A Preferred Units will carry an annual4% cumulative dividend payable upon a liquidation or redemption. For any other dividends or distributions, participation with Governance and Financial Units on an as converted basis.]

SECTION 6.05. Distributions Upon Termination of the Company.

(a) At the Termination of the Company, subject to Article XV and after the Company has satisfied or provided for the satisfaction of all the Company's debts and other obligations, the Company's assets will be distributed in cash to the Members and any dissociated Members whose interests have not been previously redeemed as provided in Sections 13.03 and 15.03 as follows:

> **(i)** first, in discharge of their respective Capital Interests; and
>
> **(ii)** then, in proportion to their Financial Units.

(b) If the Company lacks sufficient assets to make the distributions described in Section 6.05(a), the Company will make distributions in proportion to the amount in the respective Capital Interests of the Members and of dissociated Members whose interests have not been previously redeemed.

SECTION 6.06. Liquidation Preference.

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

> **(a)** First pay one times the Original Purchase Price plus accrued dividends on each share of Preferred Units. Thereafter, the Preferred Units participates with the Governance and Financial Units pro rata on an as-converted basis.

A merger or consolidation (other than one in which members of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above unless the holders of 51% of the Preferred Units elect otherwise. The Investors' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Deemed Liquidation Event.

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula. N/A
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? ________%

If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date?

If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

No Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

		Last Fiscal Year		
		Actual	Pro Forma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	N/A	N/A	N/A
If no earnings show "Fixed Charges" only		N/A	N/A	N/A

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Operating Agreement outlines the rights and obligations of members of the Company. The following excerpt from Article VI of the Operation Agreement addresses the Company's policy regarding distributions:

SECTION 6.02. No Right to Interim Distributions.

(a) Subject to Section 6.02(b), no Member or owner of Financial Units has a right to any distribution prior to the termination of the Company.

(b) Within thirty (30) days of receiving the K-1 form and any other information provided under Section 7.01, a Member may apply to the Managers for a distribution equal to the amount of federal and state income tax liability the Member will incur on account of the Member's interest in the Company during the preceding Fiscal Year. A Member who applies under this paragraph must provide the Managers with an explanation of the liability amount and any other documentation or information the Managers reasonably and promptly require. Within three (3) weeks of receiving the application and any required documentation and information, the Managers will

(i) cause the Company to make a distribution to the applying Member in the requested amount,

(ii) cause the Company to make a distribution to the applying Member in an amount less than the requested amount, or

(iii) determine that no distribution will be made. In determining whether to act under clause (ii) or clause (iii), the Managers will consider the financial state of the Company, the completeness, accuracy, and validity of the explanation, documentation and other information provided by the requesting Member, the balance in the requesting Member's capital account, and any obligations the Member may owe the

Company (whether or not past due). If the Managers act under clause (ii) or clause (iii), the Managers will provide the Member with a brief written explanation of their action within seven (7) days after taking action.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	Indiegogo	Name:	Not Applicable
Address:	301 8th Street, Suite 225 San Francisco, CA 94103	Address:	
Telephone No.:	(866) 641-4646.	Telephone No.:	( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Indiegogo is a crowdfunding site that we expect to use to conduct a campaign for the sale of our securities after qualification of the Form 1-A filing. The standard terms of the platform are as follows:

	Flexible Funding	**Fixed Funding**
You reach your goal	**4%**	**4%**
You don't reach your goal	**9% but you get to keep what you earned.** This encourages people to set reasonable goals and promote their campaigns.	**0% and your contributors get refunded.** Third-party fees do not apply for refunded contributions
Third party fee	**3% for credit card processing.** plus a $25 wire fee for non-U.S. campaigns. Currency exchange fees may also apply	

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

There are no relationships between Indiegogo and the Company or any of its affiliates. Indiegogo will be paid for the use of its platform (as detailed at Question 22 above) and will not actively solicit investors on behalf of the Corporation. As our arrangement is based on Indiegogo's standard business model and they will not be actively engaged in the distribution of the securities we have no concerns about the veracity of their statements as there should be none.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Not Applicable	Name:	Not Applicable
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not Applicable

Will the certificates bear a legend notifying holders of such restrictions? [] Yes [ ] No

Not Applicable – However, if such restrictions are included as modification of our filing we would include a notification in a legend on any certificates or certification letters regarding ownership of the securities.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has only been in existence since February 8, 2012 and has not made any distributions, paid any dividends or redeemed any of its securities since inception through the date of this filing.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer / Chief Technology Officer

Name: Joseph W. Bernard Age: 55

Office Street Address: 858 W. Erie Street Telephone No: (888) 901-9806

Chicago, Illinois 60622

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

CISCO SYSTEMS
Client Executive 2008 – 2011
Managed the relationship of a global Life Sciences company at the CIO and executive vice president levels. Managed a direct team of 12 employees and a virtual team of over twenty sales and engineering personnel in Europe, APAC and Latin America.

- Successfully organized and executed global collaboration workshops and business process reviews that created the CIO vision approved by the Executive Committee and Board of Directors
- Successfully completed a won a 3-year global commitment to deploy Cisco Unified Communication globally at over 320 plants, offices and satellite facilities
- Successfully built senior executive relationships between BU heads at Cisco and Baxter in the North America, Europe and China and Japan

SALES CATALYST CONSULTING GROUP, LLC
Principal and Consulting Manager 2001 – 2008
Acquired over 60 plus new mid-market clients using both direct and Internet marketing and sales methodologies. Deployed both Microsoft Dynamics and SAP Business One solutions in retail, distribution and public sector entities.

- Delivered effective business solutions to our customer base using partners, consultants and internal staff
- Established strategic "Go To" partner relationship with Microsoft in the mid-market retail management market sector
- Effectively positioned, sold and deployed state-of-the-art mobile business solutions to mid-market clients. Effectively creating labor efficiencies and 25% costs reductions in the sales operations

Education (degrees, schools, and dates):

WHARTON SCHOOL OF BUSINESS, Philadelphia, Pennsylvania
Executive Management Certificate in Sales Force Deployment (1993)

UNIVERSITY OF PITTSBURGH, Pittsburgh, Pennsylvania
MPA in Management Information Systems (1983)

MORGAN STATE UNIVERSITY, Baltimore, Maryland

BS Degree in Business Administrations (1978)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer Title: Not Applicable

Name: ______ Age: ______

Office Street Address: Telephone No: (XXX) XXX-XXXX

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer Title: ______

Name: ______ Age: ______

Office Street Address: Telephone No: (XXX) XXX-XXXX

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel

(A) Name: Kevin A. Bernard Age: 53

Office Street Address: 858 W. Erie Street Telephone No: (410) 404-4033

Chicago, IL 60622

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

KPMG LLP – Advisory Services Practice, Manager, McLean, VA
(March 2007 – Present)

Mr. Kevin Bernard has substantial experience leading and coordinating finance function integration and accounting and audit support engagements across several industries.

At KPMG he has focused his talents on advising clients regarding finance function integration and transformation initiatives involving transactions such as mergers and acquisitions, divestitures and finance process improvement activities. His has assisted Fortune 500 companies as well as regional corporations with finance function integration, process improvement and documentation, financial statement carve-outs and regulatory and financial audit support.

Mr. Kevin Bernard is a certified public accountant licensed in the states of Maryland, Virginia and the District of Columbia.

Education (degrees, schools, and dates):

UNIVERSITY OF MARYLAND SCHOOL OF LAW, Baltimore, Maryland
Juris Doctorate (1988)

TOWSON UNIVERSITY, Towson, Maryland
BS Business administration (1980)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 5%-10%

(B) Name: Not Applicable Age: ____________

Office Street Address: ____________ Telephone No: (XXX) XXX-XXXX

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: Three (3) If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The follow paragraphs are excerpts from Article VIII of the Company's Operating Agreement and explains the election of the Company's Management Committee:

SECTION 8.01. Management Committee.

The Company will be managed by a management committee, consisting of three Managers. The Managers will be compensated as provided in their respective Engagement Contracts, which are attached as Exhibit 4.1.

SECTION 8.02. Election of Management Committee.

(a) Each Manager will be elected annually by the Members at a regularly scheduled meeting during the month of April. Managers must have the following qualifications:

- Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
- Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his appointment exceeds $1,000,000;
- Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
- Any natural person that is duly elected by a majority of at least 60% of the voting members.

Following their election Managers will serve until (i) removal, (ii) resignation, or (iii) election of a successor, whichever occurs first.

(b) Members may not cumulate their votes. Members may make agreements among themselves as to how they will vote without being obligated to disclose those agreements.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Not Applicable Age: ____________

Office Street Address: Telephone No: (XXX) XXX-XXXX

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: Not Applicable Age:

Office Street Address: Telephone No: (XXX) XXX-XXXX

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(C) Name: Not Applicable Age:

Office Street Address: Telephone No: (XXX) XXX-XXXX

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Bernard was a co-founder of Apogee Marketing Group, LLC and was the driving force launching that company. Apogee grew from $0 revenue to over $12M in revenue in less than one year. Apogee Marketing Group, LLC was a business process outsourcing (BPO) company that generated revenue by deployment field marketing personnel and selling specific market intelligence to its customer base. Mr. Bernard was able to deploy over 150 billed field representatives in less than 4 months time. As a part of his startup activities he designed and developed a Channel Relationship Management system built on Lotus Notes. He also put in place a management, administrative and recruiting staff in that same timeframe. Mr. Bernard has demonstrated the dynamic high-energy personality able to react quickly and secure the proper commitments from his teams and partner organizations necessary to be successful.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Kevin A. Bernard is a member of the management committee and is not an employee of the company. He is a principle shareholder of the Company and does not anticipate receiving any compensation for his future services, with the exception of expense reimbursement for reasonable travel and business expenses.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No key man life insurance policies exist on any of the Company's Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Neither the Company nor any of its Officers, Directors or key personnel has ever filed a petition under the Bankruptcy Act.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Joseph W. Bernard Office Street Address: 858 W. Erie Street Chicago, IL 60622	$0.0115	6,821,429	79.6%	6,821,429	68.214%
Telephone No.	(888) 901-9806				
Principal occupation:	Chief Executive Officer of myTeamSuite, LLC				
Name: Kevin A. Bernard Office Street Address: 43913 Championship Place Ashburn, VA 20147	$0.01	1,250,000	14.6%	1,250,000	12.500%
Telephone No.	(410) 404-4033				
Principal occupation:	Consultant				
Name: Employee Unit Pool Office Street Address: 858 W. Erie Street Chicago, IL 60622	$0.00	500,000	5.8%	500,000	5.000%
Telephone No.	(888) 901-9806				
Principal occupation:	Not Applicable				

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 8,071,429 shares (94.167 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 8,071,429 shares (90.400 % of total outstanding)
b) Assuming maximum securities sold: 8,071,429 shares (80.714% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Joseph W. Bernard, Chief Executive Officer (Founder and Director) and Kevin A. Bernard, Director are related by blood as full brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has executed an employment agreement with its CEO/founder and principle shareholder. The agreement is effective February 8, 2012 and agrees to pay the CEO a base salary of $180,000 with a bonus target of 45% base. The copy of the agreement is included in this filing at Exhibit 6.1.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ None	$ None
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel:		
____________	N/A	N/A
____________		
Others:		
____________	N/A	N/A
____________		
Total:	$ None	$ None
Directors as a group (number of persons_1_)	$ None	$ None

(b) If remuneration is expected to change or has been unpaid in prior years, explain: (Not Applicable)

(c) If any employment agreements exist or are contemplated, describe: (See Subsection 39(b) above)

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None shares (0.00% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: (Not Applicable)

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: (Not Applicable)

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

SECTION 5.04. Company's Right to Accept Additional Contributions Limited.

(a) The Company may not accept additional contributions, make Contribution Agreements or Contribution Allowance agreements, or create or allocate additional Governance Units except as approved by an act of the Members.

(b) To be effective, the approval required by this section must specify the number of Units authorized. The approval may, but need not, specify the amount, nature, and value of the consideration to be received, the identity of the contributor or would-be contributor, a deadline by which the authorized contribution must be received, or any other condition on the approval.

(c) Approval under this section is not effective to authorize the creation of a separate class or series of Governance Units or Financial Units, or to authorize a deviation from the requirements of Section 5.02(b).

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

    (See Subsection 39(b) above and Item 2(2) under "RISK FACTORS".

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor:	Not Applicable
Address:	
Telephone No	(XXX) XXX-XXXX

The Company is organized in the state of Nevada as a Limited Liability Company (LLC) authorized to be managed by its members on February 8, 2012. Generally an LLC is not required to be treated as a corporation for federal income tax purposes. Any business entity not required to be treated as a corporation for federal tax purposes may choose its own classification under the "Check-the-Box Regulations" (IRS Reg. §301.7701-3). An entity with two or more members can be classified either as a partnership or as an association taxed as a corporation. An entity with only one member can choose to be taxed as a corporation or can be disregarded as an entity separate from it owners (like a sole proprietor).

For eligible domestic entities formed after January 1, 1997 that do not file an election, an entity with two or more members is classified as a partnership. An eligible domestic entity with one member is ignored and the owner is treated as a sole proprietorship. As of the date of this filing myTeamSuite, LLC has two (2) members and has prepared and intends to file an election under the "Check-the-Box Regulations" to be taxed as a partnership. Thus it is anticipated by management that the entity will be treated as a partnership for tax purposes.

An entity treated as a partnership for federal income tax purposes is not taxed at the business entity level but rather its income or loss is allocated among its partners (members) and included on their individual tax returns (IRC §702). Thus allocations of income thus generally increase the taxable income of the individual receiving the allocation. However, allocations of losses may not reduce the taxable income of the individual receiving an allocation of a loss due to limitations of losses under the Internal Revenue Code.

THE DISCUSSIONS ABOVE OF THE ENTITY'S TAX STATUS AND YOUR POTENTIAL TAX TREATMENT AS OF CONSEQENCE OF ACQUIRING AN OWNERSHIP INTEREST IN MYTEAMSUITE, LLC ARE GENERAL IN NATURE AND CANNOT BE RELIED UPON TO DETERMINE THE TAX RAMIFICATIONS OF YOUR OWNERSHIP TO YOU. ALL POTENTIAL INSVESTORS ARE STRONGLY ENCOURAGED TO SEEK TAX ADVISE FROM THEIR OWN ADVISOR AND NOT TO RELY ON ANY REPRESENTATIONS MADE IN THIS OFFERING.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A:

MYTEAMSUITE, LLC

TABLE OF CONTENTS

MANAGEMENT'S REPORT

To the Management Committee and Members of
myTeamSuite, LLC
Chicago, Illinois

We the management of myTeamSuite, LLC have compiled our balance sheet as of May 31, 2012 and the related statements of operations, changes in members' equity (capital deficiency) and cash flows for the period February 8, 2012 (Inception) through May 31, 2012, in accordance with generally accepted accounting principles.

Independent accountants have not audited, reviewed or complied these financial statements and, accordingly, have not expressed an opinion or any other form or assurance on them.

As management we are not independent with respect to these financial statements.

Very truly yours,

Joseph W. Bernard

Chief Executive Officer

June 4, 2012

MYTEAMSUITE, LLC

BALANCE SHEET
May 31, 2012
(UNAUDITED)

ASSETS	
CASH	$ 100
OTHER ASSETS	1,952
TOTAL	2,052
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accrued liabilities	60,000
Total current liabilities	60,000
COMMITMENTS AND CONTINGENCIES	-
MEMBERS' EQUITY	
Governance Units (8,571,429 governance units issued and 8,071,429 outstanding with respect to financial units (500,00 units are reserved for employee pool for future equity compensation awards)	91,258
Preferred Units	-
Deficit accumulated during the development stage	(149,206)
Total members' equity	(57,948)
TOTAL	$ 2,052

See notes to the financial statements.

MYTEAMSUITE, LLC

STATEMENT OF OPERATIONS
FEBRUARY 8, 2012 (INCEPTION) TO MAY 31, 2012
(UNAUDITED)

NET SALES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	149,206
LOSS FROM OPERATIONS	(149,206)
INTEREST INCOME	-
INTEREST EXPENSE	-
NET LOSS	($149,206)

See notes to financial statements.

MYTEAMSUITE, LLC

STATEMENT OF MEMBERS EQUITY
FEBRUARY 8, 2012 (INCEPTION) TO MAY 31, 2012
(In whole dollars except per unit data)

	Governance Units				
	Price Per Unit	Units	Amount	Accumulated Deficit	Total Members Equity
Balance, February 8, 2012	$	-	$ -	$ -	$ -
Issuance of Governance Units (inception) February 8, 2012	$0.0115	6,821,429	78,757	-	78,757
Issuance of Governance Units to employee pool – February 30, 2012	$0.00	500,000	1	-	1
Issuance of Governance Units to manager/consultant – April 30, 2012	$0.01	1,250,000	12,500	-	12,500
Net Loss				(149,206)	(149,206)
Balance, April 30, 2012		8,571,429	$91,258	$(149,206)	$(57,948)

See notes to financial statements

MYTEAMSUITE, LLC

STATEMENT OF CASH FLOWS
FEBRUARY 8, 2012 (INCEPTION) TO MAY 31, 2012
(In Whole Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(149,206)
Non-cash expenses	149,206
Net cash provided by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash provided by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from additional capital paid in by members	100
Net cash provided by financing activities	100
NET INCREASE IN CASH	100
Beginning of period (inception)	-
End of period	100
SUPPLEMENTAL CASH FLOW INFORMATION – Cash paid for interest	-
SUPPLEMEMTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:	
Capitalized software development cost	$ 1,952

See notes to financial statements

1. ORGANIZATION

MyTeamSuite, LLC (the "Company"), a Nevada limited liability company, is a development stage entity devoting substantially all of its efforts to initiate the operational and sales and marketing phases of its customer relationship management (CRM) software-as-a-service (SaaS) product to customers throughout the United States. The Company's headquarters is currently located in Chicago, Illinois.

The Company was organized on February 8, 2012 by its founder who contributed certain property, including the Company's product, to the Company in exchange for 6,821,429 units of its governance units at a price of $0.0115 per unit.

The Company is seeking capital to initiate full-scale product operations and sales and marketing efforts to generate the initial revenue for the Company. Currently the Company has not generated any sales revenue and has no customers. As of the date of these financial statements the Company has substantially completed a Form 1-A under Regulation A of the Securities Act of 1933. The Company is seeking to raise $2.0 million from its Regulation-A offering to fund its operations. We plan to commence the offering in the June of 2012 however, we cannot predict if the offering will be successful or be delayed indefinitely by regulators.

SaaS is an arrangement in which the end user of the software does not take possession of the software; rather, the software application resides on the vendor's or a third party's hardware, and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line. The customer typically pays a subscription fee to use the hosted software. The Company plans to market its software using this general business model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates include fair value assigned to assets and liabilities acquired, and the useful lives of property and equipment and intangible assets. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. As of April 30, 2012 the Company did not have any investments or cash.

Revenue Recognition – The Company plans to generate revenue from two sources: (1) subscription and support; and (2) professional services and other. Subscription and support revenue includes subscription fees from customers accessing its cloud-based application suite and support fees from customers purchasing support. Arrangements with customers will not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time. Professional services and other revenue include fees from consultation services to support the business process mapping, configuration, data migration, integration and training. Amounts to be invoiced are expected to be recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

The Company expects to commence revenue recognition when all of the following conditions are met:

1. There is persuasive evidence of an arrangement;
2. The service is being provided to the customer;
3. The collection of the fees is reasonably assured; and
4. The amount of fees to be paid by the customer is fixed or determinable.

Software Development Costs – Cost incurred in creating a software product to sold, licensed or otherwise marketed to customers are charged to expense when incurred as indirect costs and selling expenses until the technological feasibility has been established for the software. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working software version. Thereafter, all such software development costs are capitalized and subsequently reported at the lower of unamortized cost or estimated net realizable value. Capitalized costs are amortized on a straight-line basis over the remaining estimated economic life of the product.

Start-up Costs – Cost incurred in conjunction with start-up activities, such as organizational cost, pre-operating costs, are expensed as incurred.

3. CAPITALIZED SOFTWARE DEVELOPMENT COST

A summary of changes in capitalized software development costs, including costs capitalized and amortized during the period February 8, 2012 (inception) to May 31, 2012, is as follows:

Capitalized software development costs, beginning of period	$ -
Costs capitalized	1,952
Amortization	(-)
Capitalized software development costs, from February 8, 2012 (inception) to May 31, 2012	$1,952

Capitalized software development costs are presented within other current assets and other long-term assets in the accompanying consolidated balance sheets.

4. EMPLOYEE BONUS PLAN

Effective February 08, 2012, the MyTeamSuite, LLC adopted an Employee Bonus Plan (the "Plan"), to provide incentives and rewards for the employees of the Company. The Plan aims to provide all full-time employees of the Company with a financial interest in the profitability of the Company and to reward long term employment with the Company. It is the intention of the Company to annually allocate a portion of its profits to the Bonus Pool in accordance with the terms of it Plan.

Full time employees of the Company who are employed by the Company on June 1st are eligible to share for that year in the allocation of the Bonus Pool created with respect to that year. The term "Full time employees" shall be deemed to mean employees who complete not less than 1920 hours of service with the Company during the calendar year. An employee whose employment with the Company is terminated for any reason prior to June 1 shall not be entitled to share in the allocation of the Bonus Pool.

Each year the Company intends to contribute a percentage of its net profits to the Bonus Pool created by this Plan. For this purpose, "net profits" shall be determined by, the chief financial officer of the Company and the determination of the actual percentage of net profits to be contributed by the Company to the Bonus Pool shall be solely and completely within the discretion of the Management Committee

5. RELATED PARTY TRANSACTIONS

Effective February 8, 2012 the Company and its founder entered into an employment agreement in which the founder was hired as the chief executive officer, ("CEO"), at a base salary of $180,000 per year payable in two equal payments per month and is eligible to receive a semi-annual discretionary bonus of up to a target of 45% of the base eligible earnings as defined in the Company's bonus plan. The Company has accrued $60,000 of salaries accruing from February 8, 2012 (inception) to May 31, 2012 under this contract. However, the CEO has orally promised to deferred required payment his back salary until the Company has sufficient cash flow, other than from equity issuance proceeds, to pay the accrued amount.

6. TAXES

The Company is organized in the state of Nevada as a Limited Liability Company (LLC) authorized to be managed by its members on February 8, 2012. Generally an LLC is not required to be treated as a corporation for federal income tax purposes. Any business entity not required to be treated as a corporation for federal tax purposes may choose its own classification under the "Check-the-Box Regulations" (IRS Reg. §301.7701-3). An entity with two or more members can be classified either as a partnership or as an association taxed as a corporation. An entity with only one member can choose to be taxed as a corporation or can be disregarded as an entity separate from it owners (like a sole proprietor).

For eligible domestic entities formed after January 1, 1997 that do not file an election, an entity with two or more members is classified as a partnership. An eligible domestic entity with one member is ignored and the owner is treated as a sole proprietorship. As of the date of this filing myTeamSuite, LLC has two members and has prepared and intends to file an election under the "Check-the-Box Regulations" to be taxed as a partnership. Thus it is anticipated by management that the entity will be treated as a partnership for tax purposes.

An entity treated as a partnership for federal income tax purposes is not taxed at the business entity level but rather its income or loss is allocated among its partners (members) and included on their individual tax returns (IRC §702). Thus allocations of income thus generally increase the taxable income of the individual receiving the allocation. However, allocations of losses may not reduce the taxable income of the individual receiving an allocation of a loss due to limitations of losses under the Internal Revenue Code.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The issuer is a start-up business and has no operating history and is expected to incur substantial losses as it seeks to implement its marketing and sales plans. Section 4 (a) of this offering circular lists in chronological order the events which in management's opinion must or should occur or the milestones which management's opinion the issuer must or should reach in order for the issuer to become profitable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Not Applicable – The Company has no operating history.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __N/A____ %. What is the anticipated gross margin for next year of operations? Approximately 80%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    According to the Capital Cities Capital Fund 2011 SaaS Operating Metrics & Valuation Benchmarking Study the average gross margin for the companies considered was sixty-nine percent (69%).

50. Foreign sales as a percent of total sales for last fiscal year: _N/A %. Domestic government sales as a percent of total domestic sales for last fiscal year: _N/A %. Explain the nature of these sales, including any anticipated changes:

PART III — EXHIBITS

Item 1. Index to Exhibits

INDEX TO THE EXHIBITS

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1.1) *Underwriting Agreement* — Not Applicable (reserved for potential future filing)

(2.1) *Charter and by-laws* — The charter of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3.1) *Operating Agreement* – The operating agreement (by-laws) of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(4.1) *Form of Management Committee Member Agreement* – This form of the Management Committee Member (MCM) agreement outlines the duties and responsibilities, term and compensation of a member of the management committee. The current management committee is the inaugural committee and thus has not executed a MCM agreement.

(5.1) *Bonus Plan* – The purpose of the Employee Bonus Plan is to provide incentives and rewards for the employees of the Company. The Plan aims to provide all full-time employees of the Company with a financial interest in the profitability of the Company and to reward long term employment with the Company. It is the intention of the Company to annually allocate a portion of its profits to the Bonus Pool in accordance with the terms of this Plan.

(6.1) *Employment Agreement, dated February 8, 2012, between Issuer and Joseph W. Bernard, CEO* – The agreement outlines the terms of employment between the Company and its CEO Joseph W. Bernard, including base salary, target bonus and benefits.

(7.1) *MyTeamSuite, LLC Financial Projections and Summary of Significant Assumptions* – Management has used its best efforts to prepare projections based on reasonable assumptions as contained in the accompanying "Summary of Significant Assumptions". The projections contain "forward –looking" statements. For this purpose, the term forward-looking statement shall mean and shall be limited to:(1) A statement containing a projection of revenues, income (loss), earnings (loss) per share, capital expenditures, dividends, capital structure or other financial items; (2) A statement of management's plans and objectives for future operations

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

(8.1) *Contractor Noncompete Agreements* – Agreements executed by independent contractor coders not to compete against the Company for a period of two (2) years.

(9.1) *Sales Material* – Any material required to be filed by virtue of Rule 256

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 7, 2012.



(Issuer) myTeamSuite, LLC

By (Signature and Title) ______________________
Joseph W. Bernard, Chief Executive Officer and Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) N/A

(Title) ______________________

(Selling security holder) ______________________

Date) ______________________

EXHIBIT 2.1


050103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Organization Limited-Liability Company

(PURSUANT TO NRS CHAPTER 86)

Filed in the office of	Document Number 20120091639-93
Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/08/2012 10:53 AM
	Entity Number E0072712012-9

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Limited-Liability Company: (must contain approved limited-liability company wording; see instructions)	MYTEAMSUITE, LLC — Check box if a Series Limited-Liability Company ☐ — Check box if a Restricted Limited-Liability Company ☐
2. Registered Agent for Service of Process: (check only one box)	☒ Commercial Registered Agent: CSC SERVICES OF NEVADA, INC. (Name) ☐ Noncommercial Registered Agent (name and address below) OR ☐ Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
3. Dissolution Date: (optional)	Latest date upon which the company is to dissolve (if existence is not perpetual):
4. Management: (required)	Company shall be managed by: ☐ Manager(s) OR ☒ Member(s) (check only one box)
5. Name and Address of each Manager or Managing Member: (attach additional page if more than 3)	1) JOSEPH W BERNARD (Name) 858 W. ERIE STREET 3W (Street Address) / CHICAGO (City) / IL (State) / 60642 (Zip Code) 2) Name Street Address / City / State / Zip Code 3) Name Street Address / City / State / Zip Code
6. Effective Date and Time: (optional)	Effective Date: Effective Time:
7. Name, Address and Signature of Organizer: (attach additional page if more than 1 organizer)	JOSEPH W BERNARD (Name) — X JOSEPH W BERNARD (Organizer Signature) 858 W. ERIE STREET 3W (Address) / CHICAGO (City) / IL (State) / 60642 (Zip Code)
8. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X CSC SERVICES OF NEVADA, INC. — 2/8/2012 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 86 DLLC Articles
Revised 8-31-11

SECRETARY OF STATE



STATE OF NEVADA

LIMITED LIABILITY COMPANY CHARTER

I, ROSS MILLER, the Nevada Secretary of State, do hereby certify that **MYTEAMSUITE, LLC** did on February 8, 2012, file in this office the Articles of Organization for a Limited Liability Company, that said Articles of Organization are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain all the provisions required by the laws governing Limited Liability Companies in the State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on February 8, 2012.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20120208-0972
You may verify this certificate
online at http://www.nvsos.gov/

EXHIBIT 3.1

OPERATING AGREEMENT
OF
myTeamSuite, LLC,
A NEVADA LIMITED
LIABILITY COMPANY
ORGANIZED UNDER CHAPTER 86 OF THE NEVADA REVISED STATUTES (the "LLC Act")

ARTICLE I
INITIAL DATE, PARTIES, AUTHORIZATION, AND PURPOSE OF THIS AGREEMENT

SECTION 1.01. Initial Date; Initial Parties.

This Agreement is first made on February 8, 2012 and is initially agreed to by myTeamSuite, LLC ("the Company") and all persons who on that date are Members of the Company.

SECTION 1.02. Subsequent Parties; Assent as a Precondition to Becoming a Member or to Obtaining Rights to Become a Member:

(a) No person may become a Member of the Company without first assenting to and signing this Agreement. Any act by the Company to offer or provide Member status, or reflect that status in the Company's Required Records automatically includes the condition that the person becoming a Member first assents to and sign this Agreement.

(b) If:

> **(i)** the Company offers, makes, or signs a Contribution Agreement or Contribution Allowance Agreement, or any other agreement that permits or requires a person to make a contribution and become a Member, and;
>
> **(ii)** the other party to the Contribution Agreement, Contribution Allowance Agreement, or other agreement is not already a Member and has not already assented to and signed this Agreement, then the Company's action automatically includes the condition that the other party assent to and sign this Agreement before that person actually makes a contribution or becomes a Member.

(c) The Company is obligated not to accept a contribution from, or accord Member status to, any person who has not first assented to and signed this Agreement. The Company's acceptance of a contribution from a person who has not signed this Agreement does not waive that person's obligation to sign this Agreement.

(d) No transfer of a Membership Unit or the governance rights of any Membership Unit and;

No assignment of any Governance Unit is effective unless the assignment complies with Section 12.02 and the assignee has assented to and signed this Agreement.

SECTION 1.03. Authorization of This Agreement.

This Agreement is made under NEVADA REVISED STATUTES (NRS) 86.286.

EXHIBIT 3.1

ARTICLE II
DEFINITIONS

SECTION 2.01. Definitions.

For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, the words, terms and phrases defined in this section have the following meanings:

(a) "Act of the members" has the meaning stated in Section 10.01.

(b) "Agreement" means this Operating Agreement, as amended from time to time under Article XVIII.

(c) "Capital Account" means the account of any Member or Dissociated Member, maintained as provided in Section 7.02.

(d) "Capital Interest" means the right of any Member or dissociated Member to be paid the amount in that Member's or Dissociated Member's Capital Account.

(e) "Code" means the Internal Revenue Code of 1986, as amended, and any successor to that Code.

(f) "Company" means myTeamSuite, LLC, a Nevada Limited Liability Company, organized under Nevada Revised Stature 86.161.

(g) "Contribution Agreement" means an agreement between a person and the Company, under which:

(i) the person agrees to make a contribution in the future to the Company;

(ii) the Company agrees that, at the time specified for the contribution in the future, the Company will accept the contribution, reflect the contribution in the Required Records, issue to the person a specified number of Governance and Financial Units, and accord the person status as a Member (if the person is not already a Member).

(h) "Contribution Allowance Agreement" means an agreement between a person and the Company, under which:

(i) the person has the right, but not the obligation, to make a contribution to the Company in the future; and

(ii) the Company agrees that, if the person makes the specified contribution at the time specified in the future, the Company will accept the contribution, reflect the contribution in the Required Records, issue to the person a specified number of Governance and Financial Units, and accord the person status as a Member (if the person is not already a Member).

(i) "Core business" means the Company's business involving developing and marketing software as a service (SaaS) products and related product supporting and consulting services.

(j) "Default rule" means a rule stated in the Act:

(i) which structures, defines, or regulates the finances, governance, operations, or other aspects of a limited liability company organized the Act, and;

(ii) which applies except to the extent it is negated or modified through the provisions of a limited liability company's articles of organization or operating agreement.

(k) "Disinterested" means, with respect to a Manager or Member and with respect to a particular transaction or other undertaking, a Manager or Member who (i) is not a party to that undertaking, (ii) has no material financial interest in any organization that is a party to that undertaking, and (iii) is not related by blood or marriage to any person who either is a party to that undertaking or has a material financial interest in any organization that is a party to that undertaking.

(l) "Dissociation of a Member" or "Dissociation" occurs when the Company has notice or knowledge of an event that has terminated a Member's continued Membership in the Company (including an event that leaves a Member without any Governance Units).

(m) "Financial Units" has the meaning stated in Section 5.01.

(n) "Fiscal Year" means the annual period upon which the Company files its federal tax return.

(o) "Governance Units" has the meaning stated in Section 5.01.

(p) "LLC Act" means Chapter 86 of the Nevada Revised Statutes.

(q) "Manager" means a person duly elected under Article VIII to manage the business of the Company, as well as any person who serves in an interim capacity under that Article.

(r) "Majority-In-Interest Consent" means the consent described in Revenue Procedure 94-46, 1994-28 IRB 129, as amended from time to time.

(s) "Member" means a person who owns at least one Membership Unit

Governance Unit and whose ownership of one or more Membership Units

Governance Units is reflected in the Required Records.

(t) "Membership Unit" has the meaning stated in Section 5.01.

(u) "Person" includes a natural person, domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, association, business trust, estate, trust, enterprise, and any other legal or commercial entity.

(v) "Preferred Unit" has the meaning stated in Section 5.01.

(w) "Required Records" means those records specified in Section 11.01.

(x) "Successor LLC" means a limited liability company organized under Section 15.0 to participate as the surviving organization in a merger with the Company after the Company is dissolved.

(y) "Termination of the Company" means, dissolution pursuant to Nevada Revised Stature 86.531 and the requisite requirements to end the Company's legal existence.

(z) "Transfer" includes an assignment, conveyance, lease, mortgage, security interest, deed, encumbrance, and gift.

ARTICLE III
BACKGROUND OF THIS AGREEMENT

SECTION 3.01 History and Nature of the Company.

The Company was organized in Nevada and will be engaged in its Core Business as described in Section 2.01(i), and any other lawful business activity its Managers choose to pursue. As of the initial date of this Agreement, the Company's principal place of business is 858 W. Erie Street, Unit 3W, Chicago, IL 60642

SECTION 3.02. Intent of This Agreement.

(a) The parties to this Agreement have reached an understanding concerning various aspects of (i) their business relationship with each other and (ii) the organization and operation of the Company and its business. They wish to use rights created by statute to record and bind themselves to that understanding.

(b) The parties intend this Agreement to control, to the extent stated or fairly implied, the business and affairs of the Company, including the Company's governance structure and the Company's dissolution, winding up, and termination, as well as the relations among the Company's Members and persons who have signed Contribution Agreements and Contribution Allowance Agreements.

SECTION 3.03. Invalidity and Unreasonableness of Expectations Not Included in This Agreement.

(a) The Members fear the uncertainty and the potential for discord that would exist if:

> **(i)** the unstated expectation of one or more Members can be used to gain advantage through litigation, or
>
> **(ii)** expectations stated or expressed outside the confines of this Agreement can become actionable even though not all Members agree with those expectations or have assented to them and even though some Members have expressed or may harbor conflicting expectations.

(b) The Members therefore agree that:

> **(i)** it is unreasonable for any Member to have or rely on an expectation that is not reflected in this Agreement;
>
> **(ii)** any Member who has or develops an expectation contrary to or in addition to the contents of this Agreement has a duty to:
>
> > **(A)** immediately inform the Managers and all other Members, and
> >
> > **(B)** promptly seek to have this Agreement amended to reflect the expectation;
>
> **(iii)** the failure of a Member who has or develops an expectation contrary to or in addition to the contents of this Agreement to obtain an

amendment of this Agreement as provided in Section 3.03(b)(ii) is evidence that the expectation was not reasonable and estops that Member from asserting that expectation as a basis for any claim against the Company or any other Member;

(iv) no Member has a duty to agree to an amendment proposed under Section 3.03(b)(ii) if the Member in good faith

(A) holds an inconsistent expectation, or

(B) believes that the amendment is not in the best interests of the Company or is contrary to the legitimate self-interests of the Member.

SECTION 3.04. Advice of Counsel.

Each person signing this Agreement:

(a) understands that this Agreement contains legally binding provisions,

(b) has had the opportunity to consult with a lawyer, and

(c) has either consulted a lawyer or consciously decided not to consult a lawyer.

ARTICLE IV

RELATIONSHIP OF THIS AGREEMENT TO THE DEFAULT RULES PROVIDED BY THE LLC ACT AND TO THE ARTICLES OF ORGANIZATION

SECTION 4.01. Relationship of This Agreement to the Default Rules Provided by the LLC Act.

Regardless of whether this Agreement specifically refers to particular default rules:

(a) if any provision of this Agreement conflicts with a default rule, the provision of this Agreement controls and the default rule is modified or negated accordingly, and

(b) if is necessary to construe a default rule as modified or negated in order to effectuate any provision of this Agreement, the default rule is modified or negated accordingly.

SECTION 4.02. Relationship Between This Agreement and the Articles of Organization.

If a provision of this Agreement differs from a provision of the Company's articles of organization, then to the extent allowed by law this operating agreement will govern.

ARTICLE V

CAPITAL STRUCTURE: MEMBERSHIP AND CONTRIBUTIONS

SECTION 5.01. Membership, Governance Units, Preferred Units, and Financial Units.

(a) Ownership rights in the Company are reflected in Governance Units, Preferred Units, and Financial Units, as recorded in the Required Records. A Member's ownership interest will necessarily consist of at least one Governance or Preferred Unit and may include one or more Financial Units. A person who owns only Financial Units is not a Member.

(b) On matters subject to a vote of the Members, each Governance Unit has one vote subject to Sections 5.01(e), 6.08(c) and 6.05(a), and each Financial Unit has equal rights with every other Financial Unit with respect to sharing of profits and losses and with respect to distributions subject to Sections 6.01(b) and 6.06.

(c) Governance Units are transferable only as provided in Section 12.02. Financial Units are transferable only as provided in Section 12.01. The Company will recognize any assignment of financial rights only when the assignment is in the form of the assignment of a Capital Interest or of one or more Financial Units, and only to the extent the assignment complied with Section 12.01.

(d) The Company will not issue any certificates of units, but will at the written request of a Member or the owner of Financial Units provide certified statements of Units owned, stating the number of Governance Units, Preferred Units and Financial Units owned by the requestor as of the date the statement is provided.

(e) The Preferred Units shall vote together with the Governance Units on an as-converted basis, and not as a separate class, except (i) so long as *an equivalent 33%* units of Preferred Units are outstanding, the Preferred Units as a class shall be entitled to elect one (1) members of the Management Committee (the **"Preferred Manager"**), and (ii) as required by law. The Company's Articles of Organization will provide that the number of authorized Governance units may be increased or decreased with the approval of a majority of the Preferred Units and Governance Units, voting together as a single class, and without a separate class vote by the Governance Units.

SECTION 5.02. Issuance of Units by the Company.

(a) The Managers will determine when and for what consideration the Company will issue Units. For each Member, the Required Records state the value and nature of the contribution received by the Company and the number of Governance and Financial Units received in return by the Member.

(b) When issuing Governance Units to any person, the Company will issue to that person an equal number of Governance and Financial Units.

(c) No Member has the right to make additional contributions or obtain additional Units, and each Member specifically waives any preemptive rights.

SECTION 5.03. No Right of Company to Require Additional Contributions.

Except as provided in a Contribution Agreement, the Company has no right to require any Member to make additional contributions. This section does not release any Member from any obligation or promise of future performance that the Company accepted as a contribution.

SECTION 5.04. Company's Right to Accept Additional Contributions Limited.

(a) The Company may not accept additional contributions, make Contribution Agreements or Contribution Allowance agreements, or create or allocate additional Governance Units except as approved by an act of the Members.

(b) To be effective, the approval required by this section must specify the number of Units authorized. The approval may, but need not, specify the amount, nature, and value of the consideration to be received, the identity of the contributor or would-be contributor, a deadline by which the authorized contribution must be received, or any other condition on the approval.

(c) Approval under this section is not effective to authorize the creation of a separate class or series of Governance Units or Financial Units, or to authorize a deviation from the requirements of Section 5.02(b).

SECTION 5.05. No Rights of Redemption or Return of Contribution.

Subject to Section 12.03, no person has a right to have its Governance or Financial Units redeemed or its contribution returned prior to the termination of the Company, even if the person is a Member who dissociates prior to termination of the Company. Even at termination, the right to return of contribution or redemption is subject to Article XV.

Section 5.06. Protective Provisions.

So long as 51 % of the originally issued units of Preferred Units are outstanding, in addition to any other vote or approval required under the Company's Articles of Organization or this Agreement, the Company will not, without the written consent of the holders of at least 51% of the Company's Preferred Units, either directly or by amendment, merger, consolidation, or otherwise:

> (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Articles of Organization or this Agreement [in a manner adverse to the Preferred Units]; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Preferred Units, or increase the authorized number of units of Preferred Units; (iv) purchase or redeem or pay any dividend on any Governance or Financial Units prior to the Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; or (v) create or authorize the creation of any debt security if the Company's aggregate indebtedness would exceed $2,000,000 other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Management Committee, including the approval of the Preferred Manager(s)]; (vi) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any

subsidiary assets; [or (vii) increase or decrease the size of the Management Committee].

Section 5.06. Anti-dilution Provisions.

In the event that the Company issues additional securities at a purchase price less than the current Preferred Units conversion price, such conversion price shall be adjusted in accordance with the following formula:

"Typical" weighted average:

$$CP_2 = CP_1 * (A+B) / (A+C)$$

CP_2 = Preferred Conversion Price in effect immediately after new issue

CP_1 = Preferred Conversion Price in effect immediately prior to new issue

A = Number of units of Governance and Financial Units to be outstanding immediately prior to new issue (includes all units of Governance and Financial units, all units of outstanding preferred units on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)

B = Aggregate consideration received by the Company with respect to the new issue divided by CP_1

C = Number of units of stock issued in the subject transaction]

The following issuances shall not trigger anti-dilution adjustment:

(i) securities issuable upon conversion of any of the Preferred Units, or as a dividend or distribution on the Preferred Units; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Governance and Financial Units issuable upon a stock split, stock dividend, or any subdivision of units of Governance and Financial Units; and (iv) units of Governance and Financial Units (or options to purchase such units of Governance and Financial Units) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Management Committee including at least one (1) Preferred Manager, if any.

ARTICLE VI

CAPITAL STRUCTURE: PROFITS, LOSSES, DISTRIBUTIONS, AND TRANSACTIONS BETWEEN MEMBERS AND THE COMPANY

SECTION 6.01. Allocation of Profits and Losses.

(a) Except as stated in Section 6.01(c), profits and losses are allocated each fiscal year according to the number of Financial Units owned, as reflected in the Required Records.

(b) For any Financial Unit not owned by the same person for the entire fiscal year, the allocation will be prorated.

(c) The Preferred Units will carry an annual 4% cumulative dividend payable upon a liquidation or redemption. For any other dividends or distributions, participation with Governance and Financial Units on an as converted basis.]

SECTION 6.02. No Right to Interim Distributions.

(a) Subject to Section 6.02(b), no Member or owner of Financial Units has a right to any distribution prior to the termination of the Company.

(b) Within thirty (30) days of receiving the K-1 form and any other information provided under Section 7.01, a Member may apply to the Managers for a distribution equal to the amount of federal and state income tax liability the Member will incur on account of the Member's interest in the Company during the preceding Fiscal Year. A Member who applies under this paragraph must provide the Managers with an explanation of the liability amount and any other documentation or information the Managers reasonably and promptly require. Within three (3) weeks of receiving the application and any required documentation and information, the Managers will

> **(i)** cause the Company to make a distribution to the applying Member in the requested amount,
>
> **(ii)** cause the Company to make a distribution to the applying Member in an amount less than the requested amount, or
>
> **(iii)** determine that no distribution will be made. In determining whether to act under clause (ii) or clause (iii), the Managers will consider the financial state of the Company, the completeness, accuracy, and validity of the explanation, documentation and other information provided by the requesting Member, the balance in the requesting Member's capital account, and any obligations the Member may owe the Company (whether or not past due). If the Managers act under clause (ii) or clause (iii), the Managers will provide the Member with a brief written explanation of their action within seven (7) days after taking action.

SECTION 6.03. Allocation of Interim Distributions.

(a) Except as stated in Section 6.08(c),interim distributions, if made, will be allocated according to the number of Financial Units owned, as reflected in the Required Records.

(b) For any Financial Unit not owned by the same person for the entire fiscal year, the allocation will be prorated.

SECTION 6.04. No Right to Distribution Upon Dissociation.

A Member's dissociation does not entitle the Member to any distribution, regardless of whether the dissociation causes the Company to dissolve.

SECTION 6.05. Distributions Upon Termination of the Company.

(a) At the Termination of the Company, subject to Article XV and after the Company has satisfied or provided for the satisfaction of all the Company's debts and other obligations, the Company's assets will be distributed in cash to the Members and any dissociated Members whose interests have not been previously redeemed as provided in Sections 13.03 and 15.03 as follows:

> **(i)** first, in discharge of their respective Capital Interests; and
>
> **(ii)** then, in proportion to their Financial Units.

(b) If the Company lacks sufficient assets to make the distributions described in Section 6.05(a), the Company will make distributions in proportion to the amount in the respective Capital Interests of the Members and of dissociated Members whose interests have not been previously redeemed.

SECTION 6.06. Liquidation Preference.
In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

(a) First pay one times the Original Purchase Price plus accrued dividends on each share of Preferred Units. Thereafter, the Preferred Units participates with the Governance and Financial Units pro rata on an as-converted basis.

A merger or consolidation (other than one in which members of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of 51% of the Preferred Units elect otherwise. The Investors' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Deemed Liquidation Event.

SECTION 6.07. Distributions in Kind.

(a) No Member or owner of Financial Units has a right to any distribution in any form other than money.

(b) The Company may not make a distribution in kind unless:

(i) the person receiving the in-kind distribution consents,

(ii) all owners of Financial Units receive undivided interests in the same property, or

(iii) all owners of Financial Units receive, in proportion to their rights to distribution, interests in substantially equivalent property.

SECTION 6.08. Distributions Subject to Set-Off by the Company.

All distributions are subject to set-off by the Company:

(a) in the case of a Member, for any past-due obligation of the Member to the Company, and;

(b) in the case of a non-Member who owns one or more Financial Units, only to the extent the non-Member has agreed to be liable for the obligations of the Member who originally owned the Financial Unit or Units.

SECTION 6.09. Loans From and Other Transactions With Members and Managers.

(a) With the approval of the Managers, the Company may borrow money from and enter into other transactions with a Member who is not a Manager.

(b) The Company may enter into transactions and other undertakings (including borrowing money) with a Manager, whether or not the Manager is a Member, with the written approval of

(i) a majority of the Disinterested Managers (regardless of whether the Disinterested Managers constitute a quorum under Section 8.05(a)(iii) for other purposes);

(ii) the Members owning a majority of Governance Units owned by Disinterested Members (regardless of whether, for other purposes, the Disinterested Members own enough Governance Units to constitute a quorum under Section 10.08 or to accomplish action with a meeting under Section 10.09); or

(iii) all the Members, whether or not they would ordinarily have voting power. To be valid, the approval must be based on all material information concerning both the undertaking and the Interested Manager's relationship to the undertaking. Valid approval under this paragraph constitutes approval under .This paragraph does not apply to the compensation arrangements for Managers, which are controlled by the Engagement Contracts referred to in Section 8.01(a).

(c) On account of loans made, or transactions performed, by a Member under this section, the Manager may increase, temporarily or permanently, a Member's right to share in profits and distributions.

(d) Borrowing from or engaging in other transactions with one or more Members (whether or not the Member is a Manager) does not obligate the Company to provide comparable opportunities to other Members.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Characterization and Returns.

(a) The Members acknowledge that the Company will be treated as a "partnership" for federal and [*state of organization*] state tax purposes. All provisions of this Agreement, the Company's articles of organization, and the Company's operating agreement are to be construed so as to preserve that tax status.

(b) Within ninety (90) days after the end of each Fiscal Year, the Managers will cause to be delivered to each person who was a Member at any time during such Fiscal Year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of each Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain or loss, and credits for the Fiscal Year.

SECTION 7.02. Capital Accounts.

The Company will establish a Capital Account for each Member and will maintain each Account according to the following rules:

(a) Maintenance. The Company will maintain the Capital Accounts in accordance with Treasury Regulations § 1.704-1(b)(2)(iv) .

(b) Liquidation Payments. If the Company liquidates itself or a Member's Membership interest, subject to Article XV, the Company will make liquidating distributions in accordance with Section 6.05.

(c) Negative Capital Account and Qualified Income Offset. A Member is not liable to fund any deficit in the Member's Capital Account at any time. Notwithstanding any other provision in this Agreement, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4) , 1.704-1(b)(2)(ii)(d)(5) , or 1.704-1(b)(2)(ii)(d)(6) , and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member, the Member will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. It is intended that this subdivision will meet the requirements of a "qualified income offset" as defined in Treasury Regulations § 1.704-1(b)(2)(ii)(d) , and this subdivision is to be interpreted and applied consistent with that intention.

(d) ***Nonrecourse Deductions.*** If a Member's Capital Account has a deficit balance at any time and the deficit or increase in deficit was caused by the allocation of nonrecourse deductions as defined in Treasury Regulations § 1.704-2(b) , then beginning in the first taxable year of the Company in which there are nonrecourse deductions or in which the Company makes a distribution of proceeds of a nonrecourse liability that are allocable to an increase in minimum gain as defined in Treasury Regulations § 1.704-2(d) and thereafter throughout the full term of the Company, the following rules shall apply:

(i) Nonrecourse deductions shall be allocated to the Members in a manner that is reasonably consistent with the allocations that have substantial economic effect as defined in Treasury Regulations § 1.704-1 or some other significant item attributable to the property securing the nonrecourse liabilities, if applicable; and

(ii) If there is a net decrease in minimum gain for a taxable year, each Member will be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in minimum gain as defined in Treasury Regulations § 1.704-2(g)(2) .

SECTION 7.03. Accounting Decisions.

(a) The Managers will make all decisions as to accounting matters, and;

(b) The Managers may cause the Company to make whatever elections the Company may make under the Code, including the election referred to in Section 754 of the Code to adjust the basis of Company assets.

SECTION 7.04. "Tax Matters Partner".

The Managers will designate a Member to act on behalf of the Company as the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

ARTICLE VIII

GOVERNANCE: MANAGERS

SECTION 8.01. Management Committee.

The Company will be managed by a management committee, consisting of three Managers. The Managers will be compensated as provided in their respective Engagement Contracts, which are attached as Exhibits [*omitted*].

SECTION 8.02. Election of Management Committee.

(a) Each Manager will be elected annually by the Members at a regularly scheduled meeting during the month of April. Managers must have the following qualifications:

- Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
- Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his appointment exceeds $1,000,000;
- Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
- Any natural person that is duly elected by a majority of at least 60% of the voting members.

Following their election Managers will serve until (i) removal, (ii) resignation, or (iii) election of a successor, whichever occurs first.

(b) Members may not cumulate their votes. Members may make agreements among themselves as to how they will vote without being obligated to disclose those agreements.

SECTION 8.03. Removal and Replacement of Managers.

(a) The Members may remove any Manager, without having to possess, state, or prove cause, by an act of the Members owning two-thirds (66.67%) of the Membership Units Governance Units, other than Units held by the Manager whose removal is sought. The removal of a Manager without stating or proving cause does not bar a later claim that the Manager engaged in misconduct while a Manager.

(b) The Members will elect a replacement Manager at a properly scheduled meeting of the Members, following the same procedures and requirements applicable to a regular, annual election. The same meeting that votes removal may also elect a replacement Manager. Once elected, the replacement Manager will serve the unexpired term of the removed Manager, subject to Sections 8.03(a) and 8.04.

SECTION 8.04.Resignation and Replacement of a Manager.

(a) A Manager resigns by providing written notice to the Management Committee. The resignation takes effect when received at that address, or at a later date stated in the notice of resignation.

(b) Except when the Management Committee has no remaining Managers, the Management Committee will select a replacement for any Manager who resigns. The replacement Manager will serve the unexpired term of the resigned Manager, subject to Sections 8.03 and 8.04(a). If a Manager's resignation leaves the Management Committee without any Managers, the Company will be managed by Joseph W. Bernard, or if the specified interim manager is not available or will not serve then by any other interim manager chosen with the unanimous consent of the members, until the Members elect a committee of replacement Managers at a properly called Member meeting. At that meeting, the election will proceed under the same requirements, procedures, and conditions as stated in Section 8.02.

SECTION 8.05. Authority of the Management Committee.

(a) Subject to Article IX and except as provided in Section 8.05(b):

> **(i)** The Management Committee, acting as a group, has sole authority to manage the Company and is authorized to make any contracts, enter into any transactions, and make and obtain any commitments on behalf of the Company to conduct or further the Company's business;
>
> **(ii)** Each Manager has one vote in Management Committee decisions;
>
> **(iii)** Action by the Management Committee requires either
>
> > **(A)** a resolution approved by the affirmative vote of at least two of the Managers present at a meeting of the Managers, (1) scheduled by a prior act of the Managers or called upon at least days' written notice signed by at least two Managers, (2) with a quorum present of at least of the Managers, or
> >
> > **(B)** a written action, signed by at least that number of Managers necessary to adopt a resolution at a properly called meeting attended by all the Managers entitled to vote on the matter.

(b) The Management Committee may delegate to a subcommittee of Managers, an individual Manager, or an employee of the Company any of the Management Committee's responsibilities and authority except [*list any non-delegable functions, i.e., matters that the committee must decide as a whole*]. This provision does not alter or waive any duty that a Manager may have to the Company concerning the Manager's exercise of management authority.

SECTION 8.06. Duties of Managers.

(a) Each Manager must discharge his, her, or its duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

(b) A Manager may rely on information received from other persons if that reliance is consistent with the Manager's duties under Section 8.06(a).

SECTION 8.07. Non-liability of Managers for Acts or Omissions in Their Official Capacity

To the full extent permitted by law, all Managers are released from liability for damages and other monetary relief on account of any act, omission, or conduct in the Manager's Managerial capacity. This release does not protect a Manager who is a Member from being required by a court to purchase the Membership interest of a Member who successfully contends that the Manager-Member has committed actionable oppressive acts. No amendment or repeal of this section affects any liability or alleged liability of any Manager for any acts, omission, or conduct that occurred prior to the amendment or repeal.

SECTION 8.08. No Authority of Members Except as authorized by the Managers, no Member is an agent of the Company or has the authority to make any contracts, enter into any transactions, or make any commitments on behalf of the Company.

ARTICLE IX

LIMITATIONS ON MANAGERIAL POWERS

SECTION 9.01. Officers of the Company.

(a) As long as each is willing and able to serve, the Company will retain Joseph W. Bernard as Chief Executive Officer of the Company, and (TBD) as Chief Financial Officer of the Company. The duties of the Chief Executive Officer and Chief Financial Officer are as described in their respective Engagement Contracts, attached as Exhibits [*omitted*].The Company may not remove either the Chief Executive Officer or the Chief Financial Officer except for cause as specified in the applicable Engagement Contract.

(b) If for any reason either of the individuals identified in Section 9.01(a) ceases to serve, the Managers will promptly nominate a successor. The Managers may not, however, engage the nominated individual without the prior approval of Members owning percent of the Governance Units.

SECTION 9.02. Actions Requiring Unanimous or Supermajority Consent.

(a) The Managers have no authority or power to take the following actions unless first approved by an act of the Members giving unanimous approval:

(i) liquidate the Company and wind down the business of the Company;

(b) The Managers have no authority or power to take any of the following actions unless first approved by an act of the Members owning two-thirds of the Governance Units:

(i) the making of any Contribution Agreements or Contribution Allowance Agreements;

(ii) the issuance of any additional Governance Units or Financial Units;

(iii) the making of any agreement to sell substantially all of the assets of the Company or to merger with, acquire, be acquired or perform any other type of business combination or reorganization of the Company;

(ii) convert the Company from a limited liability company to another form of business organization

(c) The Managers have no authority or power to take any of the following actions unless first approved by an act of the Members owning a majority of the Membership Units and Governance Units:

(i) amend the Company's articles of organization for non-supermajority clauses;

SECTION 9.03. Other Provisions Limiting Managerial Authority.

When some other provision of this Agreement states procedures for taking particular actions or accomplishing specified results, that provision states the sole method for taking that action or accomplishing that result.

ARTICLE X

ACTS OF MEMBERS AND MEMBER MEETINGS

SECTION 10.01. Acts of Members.

Except to the extent that Chapter 68 of the Nevada Revised Statutes, the articles of organization, or this operating agreement require otherwise, an act of the Members consists of either:

(a) a majority vote of the Governance Units present at a properly called meeting of the Members, when a quorum is present, or

(b) written action without a meeting, as provided in Section 10.09.

SECTION 10.02. Required Annual Meeting.

The Members will meet at least annually as required by Section 8.02.The Managers will give notice of this annual meeting, complying with Section 10.04.

SECTION 10.03. Special Meetings.

(a) A special meeting of the Members may be called for any purpose or purposes at any time by an act of the Managers under Section 8.05(a), or by any two or more Managers, or by one or more Members owning at least ten percent (10%) of the Governance Units of the Company entitled to vote or an equivalent percentage of Preferred Units entitled to vote on an as-if-converted basis.

(b) For any special meeting not called by an act of the Managers, those persons who are demanding the special meeting must give written notice to the Chief Executive Officer or the Chief Financial Officer of the Company specifying the purposes of the meeting. Within thirty (30) days after either Officer receives a demand under this paragraph, the Managers must call a special meeting of the Members. If the Managers fail to call the special meeting as required by this paragraph, the person or persons making the demand may, at the expense of the Company, call the meeting by giving the notice described in Section 10.04.

SECTION 10.04. Notice of Meetings.

Written notice of each meeting of the Members, stating the date, time, and place and, in the case of a special meeting, the purpose or purposes, must be given to every Member at least ten (10) days and not more than sixty (60) days prior to the meeting. The business transacted at a special meeting of Members is limited to the purposes stated in the notice of the meeting.

SECTION 10.05. Location and Conduct of the Meetings; Adjournments.

(a) Each meeting of the Members will be held at the Company's principal place of business or at some other suitable location within the same county, as designated by the Managers.

(b) The Managers will select a Manager to chair each meeting of the Members.

(c) Any meeting of the Members may be adjourned from time to time to another date and time and, subject to Section 10.05(a), to another place. If at the time of adjournment the person chairing the meeting announces the date, time, and place at which the meeting will be reconvened, it is not necessary to give any further notice of the reconvening.

SECTION 10.06. Waiver of Notice.

(a) A Member may waive notice of the date, time, place, and purpose or purposes of a meeting of Members. A waiver may be made before, at, or after the meeting, in writing, orally, or by attendance.

(b) Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened, or objects before a vote on an item of business because the item may not properly be considered at that meeting and does not participate in the consideration of the item at that meeting.

SECTION 10.07. Proxies.

(a) A Member may cast or authorize the casting of a vote by filing a written appointment of a revocable proxy with the Chief Executive Officer or the Chief Financial Officer of the Company at or before the meeting at which the appointment is to be effective. The Member may sign or authorize the written appointment by telegram, cablegram, or other means of electronic transmission stating, or submitted with information sufficient to determine, that the Member authorized the transmission. Any copy, facsimile, telecommunication, or other reproduction of the original of either the writing or the transmission may be used in lieu of the original, if it is a complete and legible reproduction of the entire original.

(b) A member may not grant or appoint an irrevocable proxy.

SECTION 10.08. Quorum.

For any meeting of the Members, a quorum consists of a majority of the Governance Units. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the proportion otherwise required for a quorum.

SECTION 10.09. Action Without a Meeting.

Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written action signed by the Members who own the number of Governance Units equal to the number of Units that would be required to take the same action at a meeting of the Members at which all Members were present. The written action is effective when signed by Members owning the required number of Units, unless a different effective time is provided in the written action. When written action is taken by less than all Members, the Company will immediately notify all Members of the action's text and effective date. Failure to provide the notice does not invalidate the written action.

ARTICLE XI

REQUIRED RECORDS

SECTION 11.01. Contents and Location of Required Records The Company will maintain at its principal place of business, or at some other location chosen by the Managers, the following records:

(a) A current list of the full name and last known business address of each member and manager, separately identifying the members in alphabetical order and the managers, if any, in alphabetical order;

(b) A copy of the filed articles of organization and all amendments thereto, together with signed copies of any powers of attorney pursuant to which any record has been signed; and

(c) Copies of any then effective operating agreement of the company.

SECTION 11.02. Access to Required Records.

(a) After giving reasonable advance notice to the Company, any Member may inspect and review the Required Records and may, at the Member's expense, have the Company make copies of any portion or all of the Records.

(b) Unless the Company agrees otherwise, all Member access to the Required Records must take place during the Company's regular business hours. The Company may impose additional reasonable conditions and restrictions on Members' access to the Required Records, including specifying the amount of advance notice a Member must give and the charges imposed for copying.

ARTICLE XII

TRANSFER RESTRICTIONS

SECTION 12.01. Financial Units and Capital Interests

(a) Any owner of Financial Units or a Capital Interest may assign any or all of those Units or that Interest. As to the Company, an assignment covered by this paragraph is effective only when the Company has received notice of the assignment and has noted the assignment in the Required Records.

(b) An assignment under Section 12.01(a) creates rights under this Agreement only to the extent this Agreement expressly and specifically provides. An amendment to this Agreement may affect the rights of assignees, even if the amendment is made after the assignment. An assignee of a Capital Interest takes the assignment subject to any claims or offsets the Company has against the Member who originally owned the Capital

Interest, regardless of whether those claims or offsets exist at the time of the assignment or arise afterwards.

SECTION 12.02. Complete Membership Interests and Governance Rights.

(a) Before assigning a complete Membership Unit or any Governance Rights or any Governance Unit to anyone, a Member must first offer the Company the right to purchase the units at the same price and terms as those at which the outsider is proposing to buy such units.

(b) A member must have Majority-In-Interest Consent before assigning a complete Membership Unit or any Governance Rights of any Governance Unit

> **(i)** to a Member, if the assignment will leave the assignor/Member with no Governance Rights or Governance Units;
>
> **(ii)** to a person not already a Member, regardless of whether the assignment will leave the assignor/Member with no Governance Rights or Governance Units.

(c) If an assignment covered by Section 12.02(b) receives the required Majority-In-Interest Consent and takes effect, and the assignment leaves the assignor/Member with no Governance Rights or Governance Units,

> **(i)** the assignment will cause the assignor/Member to become a Dissociated Member, and
>
> **(ii)** the Majority-In-Interest Consent obtained to satisfy Section 12.02(b) will also satisfy the requirement for Majority-In-Interest Consent established by Section 14.01 and triggered by the assignor/Member's dissociation from the Company.

SECTION 12.03. Right to Put Complete Membership Interest When Transfer Consent Is Unreasonably Withheld.

(a) A would-be assignor may require the Company to redeem the Membership Units Governance and Financial Units at the price and on the terms of the offer to purchase submitted under Section 12.03(a)(iv) if:

> **(i)** a Member proposes to assign all its Governance and Financial Units;
>
> **(ii)** the proposed assignee meets the suitability requirements stated in Section 12.03(b);
>
> **(iii)** the proposed assignee has made a bona fide, written, enforceable offer to purchase; and;
>
> **(iv)** within ten (10) days of receiving written notice of the proposed assignment, including a copy of the offer referred to in clause (iii) above,
>
> > **(A)** neither the Company nor the other Members give notice that they are exercising the rights stated in Section 12.02(a), and
> >
> > **(B)** the assignment does not receive the Majority-In- Interest Consent required by Section 12.02(b).

To require the redemption, the would-be transferor must make a written demand on the Company within ten (10) days after the expiration of the deadline for approval stated in Section 12.03(a)(iv).

(b) To be suitable to trigger the "put" rights stated in Section 12.03(a), the offer to purchase must meet the qualifications of an accredited investor under Regulation D Rule 501 and must not have a material interest in a competitor of the Company.

ARTICLE XIII

MEMBER DISSOCIATION: EFFECT ON DISSOCIATED MEMBER

SECTION 13.01. If Dissolution Results.

If the dissociation of a Member results in the dissolution of the Company, the Dissociated Member will have any rights of a Member who has not dissociated, subject to Section 13.03.

SECTION 13.02. If Dissolution Is Avoided.

If the dissociation does not result from an expulsion under Section 13.0 and does not result in the dissolution of the Company:

(a) All Governance Units of the Dissociated Member are canceled without compensation and the Dissociated Member retains only the Member's Financial Units and Capital Interest; and

(b) Neither the Company nor the remaining Members are obligated to purchase the interest of or to make any payment to the Dissociated Member.

SECTION 13.03. Expulsion of a Member.

(a) Without having to state, possess, or prove cause, the Company may expel any Member by;

(i) an act of the Managers reflecting the agreement of sixty-seven (67) percent of the Managers, excluding from the calculation any Manager who is the Member sought to be expelled, coupled with

(ii) an act of the Members reflecting the agreement of Members holding fifty-one (51) percent of the Governance Units, excluding from the calculation Units owned by the Member sought to be expelled.

(b) When a Member is expelled under Section 13.03(a):

(i) if dissolution results, Section 13.02 governs;

(ii) if dissolution does not result,

(A) all the Member's Financial Units and Governance Units are canceled and

(B) as full compensation, the Member will receive its Capital Interest, subject to Section 13.04.

If the expelled Member's Capital Interest constitutes more than ten (10) percent of the total of all Capital Interests, the Company may at its option pay the expelled Member in up to twelve (12) equal monthly installments, together with interest at the prime rate as published in the Wall Street Journal during the period the installments are outstanding.

SECTION 13.04. Damages and Set-Offs.

(A) No Member has the right to dissociate before the end of the duration of the Company as stated in the articles of organization. If a Member dissociates before that time and the dissociation results from volitional conduct of the Member that could reasonably be characterized as resignation, retirement, or withdrawal, then the Dissociated Member is liable to the Company for damages resulting from the wrongful dissociation.

(B) The Company may set off any amounts or obligations owed by a Dissociated Member to the Company against any amounts due the dissociated Member, regardless of the cause of a Member's dissociation and regardless of whether the Member's Dissociation results in dissolution of the Company.

ARTICLE XIV

MEMBER DISSOCIATION: EFFECT ON THE COMPANY

SECTION 14.01. Dissolution Avoidance.

A Member's dissociation will not cause the Company to dissolve if;

(a) more than one Member remains, or, if only one Member remains, within thirty (30) days after the dissociation the Company issues at least one Governance Unit to a new Member, and;

(b) within thirty (30) days after the dissociation Majority-In-Interest Consent is obtained to avoid dissolution and to continue the existence and business of the Company.

SECTION 14.02. Agreement to Give Dissolution Avoidance Consent.

(a) Subject to Section 14.02(b), within thirty (30) days after the Dissociation of a Member each remaining Member will consent to avoid dissolution and continue the existence and business of the Company. Each Member will give the consent in a form satisfactory to the Managers.

(b) The consent required by this section may be given through the holder of a revocable proxy authorized in Section 10.07. By this Agreement, each Member appoints the Chief Executive Officer as the holder of the Member's proxy for this purpose.

(c) No Member is required to give dissolution avoidance consent if:

(i) [Reserved]

ARTICLE XV

BUSINESS CONTINUATION IN THE EVENT OF DISSOLUTION

SECTION 15.01. Triggering Events.

(a) Subject only to Section 15.01(b), if the Company dissolves for any reason at any time, the affairs of the Company will be wound up and its legal existence terminated by merging the Company into a Successor LLC, as provided in Section 15.02.

(b) Section 15.02 will not apply and the Company will be liquidated under CHAPTER 86 OF THE NEVADA REVISED STATUTES if:

(i) within thirty (30) days after the dissolution Members owning more than sixty-seven (67) percent of all Governance Units notify the Company in writing that they object to proceeding under Section 15.02,

(ii) only one Member remains,

(iii) more than years have passed since the initial date of this Agreement, or

(iv) [reserved].

SECTION 15.02. Business Continuity.

(a) Subject only to Section 15.01(b), as soon as dissolution occurs the Managers will:

(i) organize the Successor LLC,

(ii) develop a plan of merger that complies with Section 15.02(c) for the Company and the Successor LLC,

(iii) approve the plan of merger on behalf of the Company and submit the plan to the Company's Members for approval at a properly called meeting of the Members,

(iv) cause the Managers of the Successor LLC to approve the plan of merger and submit the plan to the Members of the Successor LLC for approval, and

(v) cause the Members of the Successor LLC to approve the plan of merger.

(b) When the plan of merger is presented to the Members for approval, the Members will, subject to Section 15.03;

(i) vote to approve the plan, and

(ii) sign any documents that the plan requires them to sign or whose execution is necessary to proper implementation of the plan.

(c) The plan of merger must provide that

(i) the Successor LLC will be the surviving organization in the merger,

(ii) all the assets and liabilities of the Company will be transferred to the Successor LLC and the Successor LLC will continue the business of the Company under the same name,

(iii) all Capital Interests (whether or not assigned) and all Governance Units and Financial Units will be converted into interests in the Successor LLC having substantially identical terms,

(iv) the Successor LLC will have articles of organization and an operating agreement that are substantially equivalent to the articles of organization and operating agreement in effect for the Company immediately prior to the merger, and

(v) the rights of any dissociated Members as described in Article XIII will apply against the Successor LLC.

SECTION 15.03. Dissenters' Rights.

(a) Any person who is a Member at the time of dissolution can dissent from the implementation of the business continuation agreement stated in this section by giving written notice to the Company within five (5) days after the Managers present the plan for a vote and by voting against the proposed merger.

(b)A Member who properly dissents under Section 15.03(a) will be cashed out of the dissolved Company as if the Company had expelled the Member under Section 13.03, except that if the Company properly chooses to make installment payments, the obligation to make those payments will transfer to the Successor LLC as part of the merger contemplated by this article.

ARTICLE XVI

INDEMNIFICATION

SECTION 16.01. Definitions.

For purposes of this article, the terms defined in this section have the meanings given them;

(a)"Company" includes any domestic or foreign company that was the predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b)"Official capacity" means (i) with respect to a manager, the position of manager in the Company, (ii) with respect to a person other than a manager, the elective or appointive office or position held by an officer, member of a committee of the Management Committee, if any, or the efforts undertaken by a Member of the Company who acts on behalf of and at the request of the Company, or the employment or agency relationship undertaken by an employee or agent of the Company, and (iii) with respect to a manager, member officer, employee, or agent of the Company who, while a manager, officer, employee, or agent of the Company, is or was serving at the request of the Company or whose duties in that position involve or involved service as a manager, officer, partner, trustee, employee, or agent of another organization or employee benefit plan, the position of that person as a manager, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

(c)"Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the Company.

(d)"Special legal counsel" means counsel who has not represented the Company or a related company, or a manager, officer, member of a committee of the Management Committee, if any, employee, or agent whose indemnification is in issue.

SECTION 16.02. Mandatory Indemnification; Standard.

(a) The Company will indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person

(i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

(ii) acted in good faith;

(iii) received no improper personal benefit; and

(iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

(v) in the case of acts or omissions occurring in the official capacity described in Section 16.01(c)(i) or Section 16.01(c)(ii), reasonably believed that the conduct was in the best interests of the Company, or in the case of acts or omissions occurring in the official capacity described in Section 16.01(c)(iii), reasonably believed that the conduct was not opposed to the best interests of the Company. If the person's acts or omissions complained of in the proceeding relate to conduct as a manager, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the Company if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

(b) The termination of a proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this Section 16.02.

SECTION 16.03. Advances.

If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the Company, to payment or reimbursement by the Company of reasonable expenses, including attorney fees and disbursements, incurred by the person in advance of the final disposition of the proceeding,

(a)upon receipt by the Company of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in Section 16.02 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the Company, if it is ultimately determined that the criteria for indemnification have not been satisfied, and

(b)after a determination that the facts then known to those making the determination would not preclude indemnification under this article. The written undertaking required by paragraph (a) above is an unlimited general obligation of the person making it, but need not be secured and will be accepted without reference to financial ability to make the repayment.

SECTION 16.04.Reimbursement to Witness.

Subject to the qualification under the standards described in Section 16.02, the Company will reimburse expenses, including attorney fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

SECTION 16.05. Determination of Eligibility.

(a) All determinations as to whether indemnification of a person is required because the criteria stated in Section 16.02 have been satisfied and as to whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 16.03 will be made:

(i) by the Management Committee by a majority of a quorum (managers who are at the time parties to the proceeding shall not be counted for determining either a majority or the presence of a quorum);

(ii) if a quorum under clause (i) cannot be obtained, by a majority of a committee of the Management Committee, if any, consisting solely of two or more managers not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full Management Committee, if any, including managers who are parties;

(iii) if a determination is not made under clause (i) or clause (ii), by special legal counsel, selected either by a majority of the Management Committee or a committee by vote pursuant to clause (i) or clause (ii) or, if the requisite quorum of the full Management Committee cannot be obtained and the committee cannot be established, by a majority of the full Management Committee, if any, including managers who are parties;

(iv) if a determination is not made under clauses (i) through (iii), by the Members, excluding the votes held by parties to the proceedings; or

(v) if an adverse determination is made under clauses (i) through (iv) or under paragraph (b), or if no determination is made under clauses (i) through (iv) or under paragraph (b) within sixty (60) days after the termination of a proceeding or after a request for an advance of expenses, as the case may be, by a court in [*state of organization*], which may be the same court in which the proceeding involving the person's liability is taking or has taken place, upon application of the person and any notice the court requires.

(b) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a manager, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company, the determination whether indemnification of this person is required because the criteria set forth in Section 16.02 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 16.03 may be made by an annually appointed committee of the Management Committee, if any, having at least one member who is a manager. The committee shall report at least annually to the Management Committee.

SECTION 16.06. Insurance.

The Company may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the Company would have been required to indemnify the person against the liability under the provisions of this article.

SECTION 16.07. Disclosure.

The amount of any indemnification or advance paid pursuant to this article and to whom and on whose behalf it was paid will be included in the Required Records.

SECTION 16.08. Discretionary Indemnification of Others.

Nothing in this Article XVI limits the ability of the Management Committee to cause the Company to indemnify any person or entity not described in this Article XVI pursuant to, and to the extent described in, an agreement authorized by an act of the Managers.

ARTICLE XVII

REMEDIES FOR BREACH

SECTION 17.01. Specific Enforcement Except for the provisions of Section 14.02,all breaches of this Agreement are subject to specific enforcement, without prejudice to the right to seek damages or other remedies.

SECTION 17.02. Concurrent or Consecutive Causation of Damages.

(a) If two or more Members breach this Agreement and those breaches combine in any way, concurrently or consecutively, to produce harm to the Company, then those Members are jointly and severally liable to the Company for the entirety of the harm. This paragraph precludes a Member who has breached this Agreement from asserting that another Member's prior, contemporaneous, or subsequent breach constitutes a superseding, intervening, or independent cause or in any way releases the breaching Member from liability.

(b) Section 17.02(a) does not preclude breaching Members from seeking contribution or indemnity from each other, or otherwise seeking to allocate among themselves the responsibility and liability for the harm caused to the Company.

SECTION 16.03. Attorney Fees and Other Litigation Expenses.

If the Company resorts to litigation to remedy a breach of this Agreement by a Member or former Member and the Company prevails in the litigation, in addition to any other remedies available to the Company under this Agreement or by law the Company may collect its reasonable attorney fees and other costs and expenses of litigation.

ARTICLE XVIII

AMENDMENTS

SECTION 18.01. Requirements for Amendments.

(a) To be effective, any amendment to this Agreement must be approved by an act of the Members reflecting approval by Members owning eighty percent (80%) of the Membership Units and Governance Units.

(b) Within days after receiving the Member's application, the Managers will cause the Company to redeem the Member's complete Membership interest and the Member will permit the interest to be redeemed if

> **(i)** an amendment to this Agreement changes Articles ,
>
> **(ii)** that change will cause a material decrease in a Member's rights or a material increase in a Member's obligations under this Agreement,
>
> **(iii)** the Member who will be so affected voted against the amendment and, at the time of the vote, notified the Managers of an intent to seek payment under this paragraph, and
>
> **(iv)** within days after the vote, the Member applies in writing to the Managers for payment under this paragraph. The redemption price will be calculated and paid as if the Member had been expelled under Section 14.03.

ARTICLE XIX
MISCELLANEOUS

SECTION 19.01. Governing Law This Agreement, and any question, dispute, or other matter related to or arising from this Agreement, will be governed by the laws of the State of Nevada subject to 19.01(a):

(a) All litigation will be commenced in the state of Illinois.

SECTION 19.02. Binding Effect This Agreement binds all Members and their respective distributees, successors, and assigns and any other person claiming a right or benefit under or covered by this Agreement.

SECTION 19.03. Severability If any provision of this Agreement is held to be illegal, invalid, or unenforceable,

(a)that provision will be fully severable and this Agreement will be construed and enforced as if the illegal, invalid, or unenforceable provision had never been part of this Agreement;

(b)the remaining provisions of this Agreement will remain in full force and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement; and

(c)in the place of the illegal, invalid, or unenforceable provision, there will be added automatically to this Agreement a legal, valid, and enforceable provision that is as similar to the illegal, invalid, or unenforceable provision as possible.

SECTION 19.04. Multiple Counterparts

This Agreement may be executed in several counterparts, each of which will be considered an original and all of which will constitute one and the same document. Proving the execution and contents of this document against a party may be done by producing any copy of this Agreement signed by that party.

SECTION 19.05. Additional Documents and Acts

Each Member agrees to execute and deliver whatever additional documents and to perform such additional acts as may be necessary or appropriate to effectuate and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement.

SECTION 19.06. Notices

(a) Any notice to be given or made to the Company, its Managers, its Chief Executive Officer, its Chief Financial Officer, or any Member must be in writing and will be considered to have been given when delivered to the address specified in the Company's Required Records.

(b)A person who wants to change its address as specified in the Required Records may do so by giving written notice of the change to the Company and to each Member. The change takes effect five days after the notice is given.

ACCEPTED AND AGREED TO BY:

myTeamSuite, LLC ("the Company")

BY ___________________

____
[print name]

ITS ___________________

____

____
[print name]

____

____
[print name]

EXHIBIT 4.1

AGREEMENT FOR MANAGEMENT COMMITTEE MEMBERS

THIS AGREEMENT is made and entered into effective as of [DATE] (the "Effective Date"), by and between MyTeamSuite, LLC, a Nevada Limited Liability Corporation, ("Company") and [MANAGER'S NAME], an individual ("Manager").

1. Term.

(a) This Agreement shall continue for a period of one (1) year from the Effective Date and shall continue thereafter for as long as Manager is elected as Member of the Management Committee ("Manager") of Company.

(b) Notwithstanding the foregoing and provided that Manager has neither voluntarily resigned nor been terminated for "cause" as defined in Section 3(b) of this Agreement, Company agrees to use its best efforts to reelect Manager to the Board for a period of three (3) years at the 2013 Annual Meeting of the Members.

2. Position and Responsibilities.

(a) Position. Company hereby retains Manager to serve as Management Committee Member. Manager shall perform such duties and responsibilities as are normally related to such position in accordance with Company's operating agreement and applicable law, including those services described on Exhibit A, (the "Services"), and Manager hereby agrees to use his best efforts to provide the Services. Manager shall not allow any other person or entity to perform any of the Services for or instead of Manager. Manager shall comply with the statutes, rules, regulations and orders of any governmental or quasi-governmental authority, which are applicable to the performance of the Services, and Company's rules, regulations, and practices as they may from time-to-time be adopted or modified.

(b) Other Activities. Manager may be employed by another company, may serve on other Boards of Directors, Management Committees or Advisory Boards, and may engage in any other business activity (whether or not pursued for pecuniary advantage), as long as such outside activities do not violate Manager's obligations under this Agreement or Manager's fiduciary obligations to the Members, except as set forth in Exhibit B. The ownership of less than a 5% interest in an entity, by itself, shall not constitute a violation of this duty. Except as set forth in Exhibit B, Manager represents that, to the best of his knowledge, Manager has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, and Manager agrees to use his best efforts to avoid or minimize any such conflict and agrees not to enter into any agreement or obligation that could create such a conflict, without the approval of the Chief Executive Officer and a majority of the Management Committee. If, at any time, Manager is required to make any disclosure or take any action that may conflict with any of the provisions of this Agreement, Manager will promptly notify the Chief Executive Officer or the Committee of such obligation, prior to making such disclosure or taking such action.

(c) No Conflict. Except as set forth in Section 2(b) and Exhibit B, Manager will not engage in any activity that creates an actual conflict of interest with Company, regardless of whether such activity is prohibited by Company's conflict of interest guidelines or this Agreement, and Manager agrees to notify the Management Committee before engaging in any activity that creates a potential conflict of interest with Company. Specifically and except as set forth in Section 2(b) and Exhibit B of this Agreement, Manager shall not engage in any activity that is in direct competition with the Company or serve in any capacity (including, but not limited to, as an employee, consultant, advisor, Director or Manager) in any company or entity that competes directly with the Company, as reasonably determined by a majority of Company's disinterested committee members, with the approval of the Chief Executive Officer.

3. Compensation and Benefits.

(a) Manager's Fee. In consideration of the services to be rendered under this Agreement, Company shall pay Manager a fee at the rate of Ten Thousand Dollars ($10,000) per year, which shall be paid in accordance with Company's regularly established practices regarding the payment of Managers' fees, but in no event later than 12 months after the Effective Date of this Agreement and each of its subsequent anniversaries, if any.

(b) Expenses. The Company shall reimburse Manager for all reasonable business expenses incurred in the performance of his duties hereunder in accordance with Company's expense reimbursement guidelines.

(c) Indemnification. Company will indemnify and defend Manager against any liability incurred in the performance of the Services to the fullest extent authorized in Company's Articles of Organization, as amended, operating agreement, as amended, and applicable law. If the Company has purchased Director's and Officer's liability insurance, and Manager shall be entitled to the protection of any insurance policies the Company maintains for the benefit of its Managers and Officers against all costs, charges and expenses in connection with any action, suit or proceeding to which he may be made a party by reason of his affiliation with Company, its subsidiaries, or affiliates.

(d) Records. Manager shall have reasonable access to books and records of Company, as necessary to enable Manager to fulfill his obligations as a Manager of Company.

4. Termination.

(a) Right to Terminate. At any time, Manager may be removed as a Manager as provided in Company's Articles of Organization, as amended, operating agreement, as amended, and applicable law. Manager may resign as Manager as provided in Company's Articles of Organization, as amended, operating agreement, as amended, and applicable law. Notwithstanding anything to the contrary contained in or arising from this Agreement or any statements, policies, or practices of Company, neither Manager nor Company shall be required to provide any advance notice or any reason or cause for termination of Manager's status as Committee Member, except as provided in Company's Articles of Organization, as amended, Company's operating agreement, as amended, and applicable law.

(b) Effect of Termination as Committee Member. Upon a termination of Manager's status as Committee Member, in which Manager remains an officer, this Agreement will terminate, and the Company and Manager will sign the Company's standard Officer's Agreement, in effect at the time of the termination, subject to any modifications to which both parties mutually agree; provided, however, following such termination and for as long as Manager continues to serve as a Manager of the Company, the Company will continue to pay to Manager all compensation to which Manager is entitled up through the date of termination, and thereafter, all of the Company's obligations under this Agreement shall cease, except as provided in Sections 1(b), 3(b) and 5.

(c) Effect of Termination as Manager. Upon a termination of Manager's status as a Committee Member, this Agreement will terminate; Company shall pay to Manager all compensation to which Manager is entitled up through the date of termination. Thereafter, all of Company's obligations under this Agreement shall cease, except as provided in Sections 1(b), 3(b) and 5.

5. Termination Obligations.

(a) Manager agrees that all property, including, without limitation, all equipment, tangible proprietary information, documents, records, notes, contracts, and computer-generated materials provided to or prepared by Manager incident to his services belong to Company and shall be promptly returned at the request of Company.

(b) Upon termination of this Agreement, Manager shall be deemed to have resigned from all offices then held with Company by virtue of his position as Committee Member, except that Manager shall continue to serve as an officer if elected as an officer by the Members of Company as provided in Company's Articles of Organization, as amended, Company's operating agreement, as amended, and applicable law. Manager agrees that following any termination of this Agreement, he shall cooperate with Company in the winding up or transferring to other Managers of any pending work and shall also cooperate with Company (to the extent allowed by law, and at Company's expense) in the defense of any action brought by any third party against Company that relates to the Services.

(c) The Company and Manager agree that their obligations under this Section, as well as Sections 1(b), 3(b), 4(b), 4(c) and 7, shall survive the termination of this Agreement.

6. Nondisclosure Obligations.

Manager shall maintain in confidence and shall not, directly or indirectly, disclose or use, either during or after the term of this Agreement, any Proprietary Information (as defined below), confidential information, or trade secrets belonging to Company, whether or not it is in written or permanent form, except to the extent necessary to perform the Services, as required by a lawful government order or subpoena, or as authorized in writing by Company. These nondisclosure obligations also apply to Proprietary Information belonging to customers and suppliers of Company, and other third parties, learned by Manager as a result of performing the Services. "Proprietary Information" means all information pertaining in any manner to the business of Company, unless (i) the information is or becomes publicly known through lawful means; (ii) the information was part of Manager's general knowledge prior to his relationship with Company; or (iii) the information is disclosed to Manager without restriction by a third party who rightfully possesses the information and did not learn of it from Company.

7. Dispute Resolution.

(a) Jurisdiction and Venue. The parties agree that any suit, action, or proceeding between Manager (and his attorneys, successors, and assigns) and Company (and its affiliates, Members, Managers, officers, employees, members, agents, successors, attorneys, and assigns) relating to the Services or the termination of those Services shall be brought in either the United States District Court for the Illinois or in a Illinois state court in the County of Cook and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. If any one or more provisions of this Section shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

(b) Attorneys' Fees. Should any litigation, arbitration or other proceeding be commenced between the parties concerning the rights or obligations of the parties under this Agreement, the party prevailing in such proceeding shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its attorneys' fees in such proceeding. This amount shall be determined by the court in such proceeding or in a separate action brought for that purpose. In addition to any amount received as attorneys' fees, the prevailing party also shall be entitled to receive from the party held to be liable, an amount equal to the attorneys' fees and costs incurred in enforcing any judgment against such party. This Section is severable from the other provisions of this Agreement and survives any judgment and is not deemed merged into any judgment.

8. Entire Agreement. This Agreement is intended to be the final, complete, and exclusive statement of the terms of Manager's relationship solely with respect to his position as Committee Member with Company. This Agreement entirely supercedes and may not be contradicted by evidence of any prior or contemporaneous statements or agreements pertaining to Manager's relationship as Committee Member or Manager. Agreements related to Manager's ownership of the Securities are not affected by this Agreement.

9. Amendments; Waivers. This Agreement may not be amended except by a writing signed by Manager and by a duly authorized representative of the Company other than Manager. Failure to exercise any right under this Agreement shall not constitute a waiver of such right.

10. Assignment. Manager agrees that Manager will not assign any rights or obligations under this Agreement, with the exception of Manager's ability to assign rights with respect to the Securities. Nothing in this Agreement shall prevent the consolidation, merger or sale of Company or a sale of all or substantially all of its assets.

11. Severability. If any provision of this Agreement shall be held by a court or arbitrator to be invalid, unenforceable, or void, such provision shall be enforced to fullest extent permitted by law, and the remainder of this Agreement shall remain in full force and effect. In the event that the time period or scope of any provision is declared by a court or arbitrator of competent jurisdiction to exceed the maximum time period or scope that such court or arbitrator deems enforceable, then such court or arbitrator shall reduce the time period or scope to the maximum time period or scope permitted by law.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

13. Interpretation. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

14. Binding Agreement. Each party represents and warrants to the other that the person(s) signing this Agreement below has authority to bind the party to this Agreement and that this Agreement will legally bind both Company and Manager. This Agreement will be binding upon and benefit the parties and their heirs, administrators, executors, successors and permitted assigns. To the extent that the practices, policies, or procedures of Company, now or in the future, are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control. Any subsequent change in Manager's duties or compensation as Committee Member will not affect the validity or scope of the remainder of this Agreement.

15. Manager Acknowledgment. Manager acknowledges Manager has had the opportunity to consult legal counsel concerning this Agreement, that Manager has read and understands the Agreement, that Manager is fully aware of its legal effect, and that Manager has entered into it freely based on his own judgment and not on any representations or promises other than those contained in this Agreement.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Date of Agreement. The parties have duly executed this Agreement as of the date first written above.

MyTeamSuite, LLC, Inc., a Nevada Limited Liability Corporation:

Manager:	Title: CEO and President
By: /s/ [MANAGER'S NAME]	By: /s/ Joseph W. Bernard
Name: [MANAGER'S NAME]	Name: Joseph W. Bernard

EXHIBIT A

DESCRIPTION OF SERVICES

Responsibilities as Manager. Manager shall have all responsibilities of a Manager of the Company imposed by Delaware or applicable law, the Articles of Organization, as amended, and Operating agreement, as amended, of Company. These responsibilities shall include, but shall not be limited to, the following:

1. Attendance. Use best efforts to attend scheduled meetings of Company's Management Committee;

2. Act as a Fiduciary. Represent the Members and the interests of Company as a fiduciary; and

3. Participation. Participate as a full voting member of Company's Management Committee in setting overall objectives, approving plans and programs of operation, formulating general policies, offering advice and counsel, serving on Board Committees, and reviewing management performance.

EXHIBIT B

AUTHORIZED ACTIVITIES

[LISTING OF OTHER KNOWN AND PREMITTED INTEREST OF THE MANAGER]

EXHIBIT 5.1

Employee Bonus Plan

1. Purpose

The purpose of this Employee Bonus Plan (hereinafter referred to as the "Plan"), is to provide incentives and rewards for the employees of the MYTEAMSUITE, LLC (hereinafter called the "Company). The Plan aims to provide all full-time employees of the Company with a financial interest in the profitability of the Company and to reward long term employment with the Company. It is the intention of the Company to annually allocate a portion of its profits to the Bonus Pool in accordance with the terms of this Plan.

2. Effective Date

The Plan shall be effective as of February 08, 2012.

3. Eligible employees

Full time employees of the Company who is employed by the Company on June 1st are eligible to share for that year in the allocation of the Bonus Pool created with respect to that year.

4. Full Time Employees

"Full time employees" shall be deemed to mean employees who complete not less than 1920 hours of service with the Company during the calendar year. An employee whose employment with the Company is terminated for any reason prior to June 1 shall not be entitled to share in the allocation of the Bonus Pool.

5. Bonus Pool

Each year the Company intends to contribute a percentage of its net profits to the Bonus Pool created by this Plan. For this purpose, "net profits" shall be determined by , the CHIEF FINANCIAL OFFICER, who is then servicing the account of the Company. The determination of the actual percentage of net profits to be contributed by the Company to the Bonus Pool shall be solely and completely within the discretion of the MANAGEMENT COMMITTEE. The MANAGEMENT COMMITTEE shall not be under any obligation to account to any employee as to why or how such determination of the percentage was made. In addition, the MANAGEMENT COMMITTEE shall not be under any obligation to contribute any percentage of the net profits to the Bonus Pool.

6. Allocation of Bonus Pool

All contributions by the Company to the Bonus Pool shall be allocated among the eligible employees for that year based upon the relative lifetime considered compensation of the employees eligible to share in the allocation for that year.

7. Considered Compensation

"Considered compensation" shall mean -Compensation shall include the combination of salary, overtime, hourly wages and performance bonuses or the combination of salary plus any additional compensation earned from overrides (in excess of salary), personal sales and performance bonuses. Additional compensation related to overrides and personal sales shall be included for the calendar year during which the sales are made. Compensation for salary and performance bonuses is included in the calendar year that it is paid.

8. Payment of Profit-Sharing Bonus

An eligible employee's allocable share of the Bonus Pool shall be paid to the employee in a cash or lump-sum payment as soon as is practicable after the MANAGEMENT COMMITTEE has determined the amount of the Company's contribution for that year, if any, and the CHIEF FINANCIAL OFFICER then servicing the account of the Company has determined each eligible employee's allocable share. Said payments shall be deemed additional compensation to the employee, and payroll taxes shall be withheld from said payments in accordance with all applicable federal, state and local laws.

9. Termination of Employment

This Plan does not create a contract of employment between the Company and any employee. This Plan does not limit the right of the Company to discharge or terminate an employee for any reason, or for no reason. The award of any bonus under this Plan is completely discretionary with the Company's EXECUTIVE OFFICERS, and no person shall have any claim to be granted or to receive any bonus. No director, officer, employee or other person shall have authority to enter into any agreement with any person for the award or payment of any bonus, or to make any representation or warranty with respect thereto. Upon an employee's termination of employment with the Company for any reason including, but not limited to the death or disability of the employee, the employee's rights, if any, to share in the allocation of the Bonus Pool hereunder shall terminate. An employee must be employed on December 31 of a year in order to share in the allocation of the Bonus Pool with respect to that year.

10. Amendment or Termination

The Company reserves the right to amend or terminate the Plan at any time by action of its MANAGEMENT COMMITTEE. Such amendment or termination may be made at any time during the year, and no such amendment or termination shall entitle any employee to a claim under this Plan

11. Declaration and Adoption.

The Company hereby adopts this "Employee Bonus Plan" as an act of the initial Management Committee under the Operating Agreement:

By: ______________________________ Name   ____________________ Date

EXHIBIT 6.1

February 8, 2012

Joseph W. Bernard
MyTeam Suite, LLC
858 W. Erie Street
Chicago, IL 60644

Dear Joseph:

This letter agreement states the term of employment between you and MyTeamSuite, LLC (the "Company"), dated as above.

You will continue to work at the Company's Chicago, IL office in the role of President and Chief Executive Officer.

1. **Compensation.**

a. **Base Wage.** In this position, you will earn a base salary of $180,000 per year. Your wages will be payable in two equal payments per month pursuant to the Company's regular payroll policy. Your pay will be periodically reviewed as part of the Company's regular reviews of compensation.

b. **Bonus.** You may be eligible to receive a semi-annual discretionary bonus of up to a target of 45% of your Base Eligible Earnings as defined in the Company's bonus plan. Based on your performance, you can over-achieve your bonus target pursuant to the Company's bonus plan.

c. **Equity Awards.** The Company acknowledges that it has previously issued equity to you. Nothing in this letter agreement will amend or affect the terms of such issuances.

2. **Employee Benefits.**

a. **Paid Time Off.** Subject to the Company's PTO policy, you will be eligible to accrue up to 21 days of PTO per calendar year, pro-rated for the remainder of this calendar year.

b. **Group Plans.** The Company will provide you with the opportunity to participate in the standard benefits plans currently available to other similarly situated employees, including medical, dental, and vision, subject to any eligibility requirements imposed by such plans.

3. **Confidentiality Agreement.** By signing this letter agreement, you reaffirm the terms and conditions of the Confidential Information and Invention Assignment Agreement (the "Confidentiality Agreement") by and between you and the Company, dated February 8, 2012.

4. **No Conflicting Obligations.** You understand and agree that by signing this letter agreement, you represent to the Company that your performance will not breach any other agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this letter or the Company's policies. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

5. **Outside Activities.** While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, while you render services to the Company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

EXHIBIT 6.1

6. **General Obligations.** As an employee, you will be expected to adhere to the Company's standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. You will also be expected to comply with the Company's policies and procedures. The Company is an equal opportunity employer.

7. **At-Will Employment.** Employment with the Company is for no specific period of time. Your employment with the Company will be on an "at will" basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason. The Company also reserves the right to modify or amend the terms of your employment at any time for any reason. Any contrary representations which may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in an express written agreement approved by the Company's Board of Directors.

8. **Withholdings.** All forms of compensation paid to you as an employee of the Company shall be less all applicable withholdings.

This letter agreement supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter. This letter will be governed by the laws of California, without regard to its conflict of laws provisions.

Very truly yours,

MYTEAMSUITE, LLC

/s/ [SIGNATURE]
By: [NAME OF CORPORATE SEC]
Vice President, General Counsel and
Secretary

ACCEPTED AND AGREED:

Joseph W Bernard

/s/ Joseph W. Bernard
Signature

February 8, 2012
Date

EXHIBIT 7.1

myTeamSuite, LLC

Financial Projections

For Each of the Five Years Ending June 30, 2017

MYTEAMSUITE, LLC

TABLE OF CONTENTS

EXHIBIT 7.1

myTeamSuite, LLC

Statement of Projected Results of Operations
Assuming Commencement of Operations on July 1, 2012

For Each of the Five Years Ending June 30, 2017

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Revenue					
1-10 Users	$ 114,469	$ 511,467	$ 1,447,489	$ 2,463,534	$ 4,057,938
1-30 Users	297,802	1,330,634	3,765,789	6,409,134	10,557,138
1-100 Users	490,184	3,008,156	7,122,185	11,034,869	13,421,046
Unlimited Users	949,938	6,160,345	14,630,367	22,667,789	27,569,466
New Subscription sales	1,852,392	11,010,602	26,965,829	42,575,325	55,605,588
Subscription renewals	-	926,196	7,314,530	17,922,970	34,209,041
Total Revenue	1,852,392	11,936,798	34,280,360	60,498,296	89,814,629
Direct Cost					
Subscription Support	302,435	1,985,979	5,904,551	11,269,455	12,887,267
Gross Profit	1,549,957	9,950,819	28,375,809	49,228,841	76,927,363
Operating Expenses					
Product Development	185,239	1,193,680	3,428,036	6,049,830	8,981,463
Sales and Marketing	2,678,006	8,100,604	18,384,504	28,591,738	35,416,483
General and Administrative	683,434	1,542,043	4,918,031	10,157,760	11,662,183
Total Operating Expenses	3,546,680	10,836,327	26,730,570	44,799,327	56,060,130
Income Before Interest	(1,996,723)	(885,508)	1,645,238	4,429,514	20,867,233
Interest Expense	-	-	-	-	-
Interest Revenue	-	-	-	-	-
Net Income Before Taxes Distribı	(1,996,723)	(885,508)	1,645,238	4,429,514	20,867,233
Tax Distribution	-	-	-	1,117,382	7,303,531
Net Income Retained	($1,996,723)	($885,508)	$1,645,238	$3,312,132	$13,563,701

See accompanying Summary of Significant Projection Assumptions and Accounting Policies.

EXHIBIT 7.1

myTeamSuite, LLC
Statement of Projected Cash Flow
Assuming Commencement of Operations on July 1, 2012
For Each of the Five Years Ending June 30, 2017

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
BEGINNING CASH	$100	$1,297,831	$6,430,347	$14,392,772	$30,390,490
Sources of Cash					
Net Income	(1,996,723)	(885,508)	1,645,238	3,312,132	13,563,701
Add Depreciation/Amortization	36,798	116,906	361,191	564,617	514,609
Issuance of Preferred Stock	-	-	-	-	-
Issuance of Common Stock	1,000,000	-	-	-	-
Plus Changes In:					
Accounts Payable (30 days)	137,126	647,836	(76,437)	460,969	291,316
Deferred revenue	3,490,713	8,310,060	7,348,505	16,073,960	11,280,541
Salaries Payable (15 days)	100,313	207,600	236,236	434,072	148,622
Tax Distributions Payable (90 days)	-	-	-	279,346	1,546,537
Additions to Line of Credit	-	-	-	-	-
Additions to Cap Equip Lease	-	-	-	-	-
Additions to Long Term Debt	-	-	-	-	-
Total Sources of Cash	2,768,226	8,396,894	9,514,732	21,125,096	27,345,326
Uses of Cash					
Less Changes In:					
Accounts Receivable, net	1,321,320	2,903,021	979,267	4,367,924	3,065,364
Gross Fixed Assets Purchases	149,175	361,356	573,041	759,454	211,331
Reductions to Line of Credit	-	-	-	-	-
Reductions to Cap Equip Lease	-	-	-	-	-
Reductions to Long Term Debt	-	-	-	-	-
Total Uses	1,470,495	3,264,378	1,552,308	5,127,378	3,276,696
CHANGES IN CASH	1,297,731	5,132,516	7,962,425	15,997,718	24,068,631
ENDING CASH	$1,297,831	$6,430,347	$14,392,772	$30,390,490	$54,459,121

See accompanying Summary of Significant Projection Assumptions and Accounting Policies.

EXHIBIT 7.1

myTeamSuite, LLC
Statement of Projected Financial Position
Assuming Commencement of Operations on July 1, 2012
Projected To Be as of June 30,

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
ASSETS					
Current Assets					
Cash	$ 1,297,831	$ 6,430,347	$ 14,392,772	$ 30,390,490	$ 54,459,121
Accounts Receivable, net	1,321,320	4,224,341	5,203,608	9,571,532	12,636,896
Total Current Assets	2,619,151	10,654,689	19,596,380	39,962,022	67,096,017
Gross Fixed Assets	149,175	510,531	1,083,572	1,843,026	2,054,357
Less Accumulated Depreciation	36,798	153,704	514,895	1,079,512	1,594,120
Net Fixed Assets	112,377	356,827	568,677	763,514	460,237
TOTAL ASSETS	2,731,528	11,011,516	20,165,058	40,725,536	67,556,254
LIABILITIES					
Short Term Liabilities					
Accounts Payable (30 days)	137,126	784,962	708,525	1,169,494	1,460,810
Deferred Revenue	3,490,713	11,800,773	19,149,278	35,223,238	46,503,778
Salaries Payable (15 days)	100,313	307,913	544,148	978,221	1,126,843
Tax Distributions Payable (90 days)	-	-	-	279,346	1,825,883
Line of Credit (1.5% of net A/R)	-	-	-	-	-
Current Portion of Cap Equip Lease	-	-	-	-	-
Current Portion of Long Term Debt	-	-	-	-	-
Total Short Term Liabilities	3,728,151	12,893,647	20,401,950	37,650,298	50,917,314
Long Term Liabilities					
Capital Equipment Lease (3 years)	-	-	-	-	-
Long Term Debt (5 years)	-	-	-	-	-
Total Long Term Liabilities	-	-	-	-	-
TOTAL LIABILITIES	3,728,151	12,893,647	20,401,950	37,650,298	50,917,314
Equity					
Preferred Stock	-	-	-	-	-
Common Stock	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Retained Earnings	(1,996,623)	(2,882,131)	(1,236,893)	2,075,239	15,638,940
Total Equity	(996,623)	(1,882,131)	(236,893)	3,075,239	16,638,940
LIABILITIES & EQUITY	$ 2,731,528	$ 11,011,516	$ 20,165,058	$ 40,725,536	$ 67,556,254

See accompanying Summary of Significant Projection Assumptions and Accounting Policies.

EXHIBIT 7.1

myTeamSuite, LLC

Summary of Significant Assumptions Employed in Preparation of the Statements of Projected Results of Operations and Cash Flows For Each of the Five Years Ending on June 30, 2017

The financial projection of operations and cash flow assuming the commencement of operations on July 1, 2012 presents, to the best of management's knowledge and belief, the expected results of operations and cash flow for the projection period if sufficient working capital were obtained through equity financing to execute our business plan. Accordingly, the projections reflects management's judgment as of May xx, 2012, the date of this projection, of expected conditions and its expected course if operations were financed through equity in the amount of $1.5 million. The presentation is designed to provide information for potential equity financing of the commencement of sales and marketing operations of myTeamSuite, LLC. Accordingly, this projection may not be useful for other purposes.

The assumptions assumptions disclosed herein are those management believes are significant to the projection; however, even if equity financing is obtained in the amounts sought or assumed to be sufficient to execute our business plan, there will be differences between projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

a. Summary of Significant Accounting Policies:

Revenue Recognition - The Company expects to recognize revenues from subscription agreements evenly over the life of the subscription. Our projections assumes all subscription sales and renewals are for annual periods collected within 45 days of sale or renewal. Thus only 1/12 of proceeds from the sale of a subscription agreement is recognized in the period of sale or renewal. The other 11/12 of the subscription agreement is recognized evenly over the remaining life of the agreement.

Deferred Revenue - As discussed above, at "Revenue Recognition", the Company expects to recognize revenues from subscription agreements evenly over the life of the subscription. However, our projections assumes all subscription sales and renewals are for annual periods collected within 45 days of sale or renewal. The 11/12 of the subscription agreement proceeds collected after the sale or renewal of a subscription agreement is recorded as a current liability and is amortized as revenue evenly over the remaining life of the agreement.

Receivables -Trade receivables, less allowances, reflect projected net realizable value of the receivables and approximate fair value. Receivable projections are based on proceeds expected to be collected from subscription sales and renewals and are expected to be collected within 45 days from the date of the sale or renewal.

b. Hypothetical Assumption - Commencement of Sales and Marketing Activity and Product Enhancement after successful funding through sale of equity units in the amount of $1 million dollars. The projection is based the assumption that equity funding in the amount of $1 million dollars is obtained before commencement of operations. Accordingly, the projection reflects management's judgment as of May xx, 2012, the date of this projection, of the expected conditions and its expected course of action if such financing were obtained. **The presentation is designed to provide information for potential investors in our Company and cannot be considered a presentation of expected future results. Accordingly, this may not be useful for other purposes.** The projections are presented in twelve month periods beginning July 1, 2012 and ending June 30, 2013 to 2017. While the Company's actual fiscal year runs from January to December, the projections are presented in equals twelve month cycles to facilitate the readers comparison of projected performance from period to period.

c. Sales and Marketing. The market for the Company's products has not been established. However, the Company expects to use a significant portion of the proceeds from any successful equity offering to be used to initiate our sales and marketing plan.

We expect our sales process to typically begin with the generation of a sales lead from a marketing program or customer referral. After the lead is qualified, our sales personnel conduct focused web-based demonstrations along with initial price discussions. We expect our sales cycle to range from one to four months, but can vary based on the specific product implementations, the size and complexity of the potential customer's information technology environment and other factors. We plan to tailor our marketing efforts around relevant customer sizes and industries. As part of our marketing strategy, we plan to established a number of key programs and initiatives including online and search engine advertising, email campaigns and web seminars, product launch events, trade show and industry event sponsorship and participation, marketing support for channel partners, and referral programs.

The following table summarizes projected unit sales by product, sales and marketing staffing and projected revenue per sales and marketing employee:

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Projected Unit Sales:					
1-10 User Team Instance	50	195	315	645	955
1-30 User Team Instance	50	195	315	645	955
1-100 User Team Instance	40	125	227	359	366
Unlimited Users Team Instance	39	125	227	359	366
Total Projected Unit Sales	179	639	1,084	2,008	2,642

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Average Sales and Marketing Personnel:					
Inside Sales Staff	6	6	12	24	32
Outside Sales Staff	5	19	45	61	61
Sales Managers	0	3	7	11	12
Marketing Staff	3	5	6	10	15
Total sales and Marketing Staff	15	32	70	106	120
Revenue per Sales and Marketing Staff	$124,000	$372,000	$488,000	$572,000	$751,000

d. Cost of Sales. Consist of salaries, benefits, travel and overhead expenses for subscription support staff. Over the course of consecutive years of operations the subscription support staff is approaching a ratio of 1.33 staff members to sales and marketing staff members which is consistent with market leader in the industry.

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Support Staff:	4	24	70	132	150
Ratio: Support Staff / Sales and marketing Staff:	25%	75%	100%	125%	125%

e. General and Administrative. Consists of projected salaries, benefits, travel and overhead expenses for administrative and general management staff. General and administrative cost also includes projected office rent, insurance, professional fees and other miscellaneous projected administrative expenses. Below is a table of some of the significant assumptions used in developing our projections:

Expense Line Item	Application Basis	Application Rate
Benefits & Taxes	(as a percentage of salaries)	30.00%
Salary Increases	(as an annual percentage)	2.00%
Sales Commissions	(as a percentage of sales)	12.00%
New Subscription Sales Subject to Commissions	(as a percentage of total revenue)	100.00%
Business Insurance	(as a percentage of total revenue)	0.25%
Anticipated Bad Debt	(as a percentage of collections)	0.00%
Interest Revenue	(as a percentage of cash balance)	1.00%
Interest Expense On Credit Line	(as a percentage of outstanding balance)	6.25%
Interest Expense On Capital Equipment Lease	(as a percentage of outstanding balance)	10.00%
Interest Expense On Long Term Borrowings	(as a percentage of outstanding balance)	10.00%
Tax Distribution Rate	(as a percentage of positive cumulative income)	35.00%
Office Rent	(per square foot)	$1.50
Minimum Office Space	(square footage per person)	200 sq ft
Term of Office Lease	(in months)	12 mos
Utilities Expense	(per square foot)	$0.00
Maintenance Expense	(per square foot)	$0.00
Product Development	(as a percentage of sales)	10.0%
Other	(as a percentage of sales)	0.0%

e. Product Development. Projected product development expenses is a provision to primarily cover personnel and related costs for product development employees and executives, including salaries, employee benefits and overhead. Our product development efforts will be devoted primarily to increasing the functionality and enhancing the ease of use of our cloud-based application suite as well as localizing our product for international use. A key component of our strategy is to expand our business internationally. This will require us to conform our application to comply with local regulations and languages, causing us to incur additional expenses related to translation and localization of our application for use in other countries. For projection purposes this expense is computed at ten percent (10%) of revenues.

f. Tax Distribution. The Company is organized under the Chapter 86 of the Nevada Revised Statues (the "LLC Act") as a Limited Liability Company and has elected under the "Check-the-Box" federal tax regulations (§301.7701-2(b)(8)) to be taxed as a partnership and thus is not taxed at the entity level. Taxable income of the partnership is distributed to its members and is taxable to them on their individual tax returns. Management expects to make cash distributions to members when in amounts expected to cover tax liabilities on taxable income at an assumed rate of 35%. Distributions are only made when cumulative taxable income exceeds any cumulative losses. For projection purposes taxable income is assumed to be the same as net income presented in the statement of operations.

EXHIBIT 8.1

NONCOMPETE AGREEMENT

This Noncompete Agreement (this "Agreement") is made effective as of April 02, 2012, by and between MYTEAMSUITE, LLC, of 858 W. ERIE STREET, CHICAGO, Illinois 60642, and FAHEEM IJAZ, of P-94, MAIN STREET ZAFARCOLONY, FAISALABAD, PUNJAB, PAKISTAN 38000.
In this Agreement, the party who is requesting the non-competition from the other party shall be referred to as "MYTEAMSUITE", and the party who is agreeing not to compete shall be referred to as "FAHEEM".

Faheem Ijaz is currently developing applications that will become a part of a commercial offering. Faheem agrees that application developed on behalf of MYTEAMSUITE are it's property, thus none of the details, code or application logic will be shared with any third parties without the expressed writen permission of MYTEAMSUITE, LLC.

1. NONCOMPETE COVENANT. For a period of 2 years. after the effective date of this Agreement, FAHEEM will not directly or indirectly engage in any business that competes with MYTEAMSUITE. This covenant shall apply to the geographical area that includes North America, South America, Europe, Asia and Africa.

2. NON-SOLICITATION COVENANT. For a period of 2 years. after the effective date of this Agreement, FAHEEM will not directly or indirectly solicit business from, or attempt to sell, license or provide the same or similar products or services as are now provided to, any customer or client of MYTEAMSUITE. Further, for a period of 2 years. after the effective date of this Agreement, FAHEEM will not directly or indirectly solicit, induce or attempt to induce any employee of MYTEAMSUITE to terminate his or her employment with MYTEAMSUITE.

3. PAYMENT. MYTEAMSUITE will pay compensation to FAHEEM for the covenants of FAHEEM based on $400.00 per this agreement.

4. CONFIDENTIALITY. FAHEEM will not at any time or in any manner, either directly or indirectly, use for the personal benefit of FAHEEM, or divulge, disclose, or communicate in any manner any information that is proprietary to MYTEAMSUITE. FAHEEM will protect such information and treat it as strictly confidential. The obligation of FAHEEM not to disclose confidential information shall continue for a period of 2 years. after the effective date of this Agreement.

5. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties regarding the subject matter of this Agreement, and there are no other promises or conditions in any other agreement whether oral or written.

6. SEVERABILITY. The parties have attempted to limit the noncompete provision so that it applies only to the extent necessary to protect legitimate business and property interests. If any

EXHIBIT 8.1

provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

7. INJUNCTION. It is agreed that if FAHEEM violates the terms of this Agreement irreparable harm will occur, and money damages will be insufficient to compensate MYTEAMSUITE. Therefore, MYTEAMSUITE will be entitled to seek injunctive relief (i.e., a court order that requires FAHEEM to comply with this Agreement) to enforce the terms of this Agreement.

8. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Nevada.

PROTECTED PARTY:
MYTEAMSUITE, LLC

By: ______________________________
JOSEPH W. BERNARD
President

NONCOMPETING PARTY:
FAHEEM IJAZ

By: ______________________________
FAHEEM IJAZ
INDEPENDENT SOFTWARE DEVELOPER

Signature: 
Email: ijaz.faheem@gmail.com

Signature: 
Email: josberna@myteamsuite.com

EXHIBIT 8.1

NONCOMPETE AGREEMENT

This Noncompete Agreement (this "Agreement") is made effective as of April 02, 2012, by and between MYTEAMSUITE, LLC, of 858 W. ERIE STREET, CHICAGO, Illinois 60642, and SANDEEP SAINI, of #67/4, NANAK NAGAR, JAMMU (J&K), INDIA, 180004.
In this Agreement, the party who is requesting the non-competition from the other party shall be referred to as "MYTEAMSUITE", and the party who is agreeing not to compete shall be referred to as "SANDEEP".

Sandeep Saini is currently developing applications that will become a part of a commercial offering. Sandeep agrees that application developed on behalf of MYTEAMSUITE are it's property, thus none of the details, code or application logic will be shared with any third parties without the expressed writen permission of MYTEAMSUITE, LLC.

1. NONCOMPETE COVENANT. For a period of 2 years. after the effective date of this Agreement, SANDEEP will not directly or indirectly engage in any business that competes with MYTEAMSUITE. This covenant shall apply to the geographical area that includes North America, South America, Europe, Asia and Africa.

2. NON-SOLICITATION COVENANT. For a period of 2 years. after the effective date of this Agreement, SANDEEP will not directly or indirectly solicit business from, or attempt to sell, license or provide the same or similar products or services as are now provided to, any customer or client of MYTEAMSUITE. Further, for a period of 2 years. after the effective date of this Agreement, SANDEEP will not directly or indirectly solicit, induce or attempt to induce any employee of MYTEAMSUITE to terminate his or her employment with MYTEAMSUITE.

3. PAYMENT. MYTEAMSUITE will pay compensation to SANDEEP for the covenants of SANDEEP based on $300.00 per this agreement.

4. CONFIDENTIALITY. SANDEEP will not at any time or in any manner, either directly or indirectly, use for the personal benefit of SANDEEP, or divulge, disclose, or communicate in any manner any information that is proprietary to MYTEAMSUITE. SANDEEP will protect such information and treat it as strictly confidential. The obligation of SANDEEP not to disclose confidential information shall continue for a period of 2 years. after the effective date of this Agreement.

5. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties regarding the subject matter of this Agreement, and there are no other promises or conditions in any other agreement whether oral or written.

6. SEVERABILITY. The parties have attempted to limit the noncompete provision so that it applies only to the extent necessary to protect legitimate business and property interests. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the

EXHIBIT 8.1

remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

7. INJUNCTION. It is agreed that if SANDEEP violates the terms of this Agreement irreparable harm will occur, and money damages will be insufficient to compensate MYTEAMSUITE. Therefore, MYTEAMSUITE will be entitled to seek injunctive relief (i.e., a court order that requires SANDEEP to comply with this Agreement) to enforce the terms of this Agreement.

8. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Nevada.

PROTECTED PARTY:
MYTEAMSUITE, LLC

By: ______________________________
JOSEPH W. BERNARD
President

NONCOMPETING PARTY:
SANDEEP SAINI

By: ______________________________
SANDEEP SAINI
INDEPENDENT SOFTWARE DEVELOPER

Signature: 
Email: sandeepdolly@yahoo.co.in

Signature: 
Email: josbernard@myteamsuite.com

EXHIBIT 9.1

I am the founder and chief visionary for myTeamSuite CRM. I have over 25 years of sales and technology experience. I have been very successful driving new and under supported ventures to successful outcomes. In the past I was able to grow Apogee Marketing Group from zero to $12M in less than a year. Obviously, I had the help of a very good team to accomplish that. That is why I am so excited about this venture. This venture from the very beginning is relying upon the crowd community to move from an underfunded startup to a startup positioned to take significant market share from leading SaaS CRM companies.

Our solution is unique in two key ways:

1) we sell and deploy myTeamSuite only on a group/team basis. This is the best way for customers to benefit from CRM and

2) we have embedded sales forecasting and quota management into the core solution at no extra cost to the subscriber. This makes us different and it's a clear value that we expect the market to respond to by purchasing our subscriptions.

We have two primary goals for the proceeds from this solicitation. First, we want to go into the marketplace aggressively and start selling CRM subscriptions. Secondly, we want to put in place the basic structures needed to maintain the product and develop a position of strength that will allow us to access other funding sources on highly favorable terms.

Based upon three standard valuation methodologies, our company is valued in a range of $6.8 to $12M. These valuations are based upon projected future cash flows and or net income depending on the valuation method. The projections are based on the assumptions that our product is actively marketed, that our business plan aligns with industry ranges, industry analyst's growth predictions are reasonable and execution of the sales plan that we have put in place. The simple act of selling real live installations and meeting milestones in our plan will take our valuation from theoretical to reality. Turning this corner places myTeamSuite in the driver's seat as it positions to compete with the likes of Salesforce.com and NetSuite.

We are trying to raise a minimum of $500,000 and maximum of $2,000,000 to spend on Bing, Google and Yahoo Adwords, Adwords consulting, SEO and telemarketing fees so that we can make our first round on sales through Internet marketing. Additionally, we want to complete the development work needed for self-provisioning. Self-provisioning means that customers can purchase our subscriptions and proceed to setup the software without our assistance. And last, these funds will pay the salaries of the core team needed to launch formal operations.

We filed a Preliminary Offering Circular with the Securities and Exchange Commission using SEC Form 1-A on June 7, 2012 and expect the SEC to approve our filing within 20 days. No securities can be sold until formal approval has been issued by the SEC. In the event that the initial filing does not receive SEC approval we will make any requested amendments within a timely fashion of the request and would be required to delay issuing securities for at least an additional 20 days from filing the requested amendments. Potential investors should only use the information contained in the Preliminary Offering Circular to make your decision to invest. To obtain a full copy of the Preliminary Offering Circular and the Exhibits thereto please [CLICK THIS LINK TO FILL OUT THE FORM OR GET DOCUMENTS].